UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from_________to__________

Commission File Number: 0-31857



SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
APR 07 2011
SECTION

ALLIANCE FIBER OPTIC PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**77-0554122**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

275 Gibraltar Drive, Sunnyvale, CA 94089
(Address of principal executive offices)

Issuer's telephone number: (408) 736-6900



11006172

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001 per share	The Nasdaq Stock Market LLC
Series A Participating Preferred Stock Purchase Rights	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes [ ] No [X]

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and disclosure will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [X]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates (based upon the closing sale price on the Nasdaq Capital Market on June 30, 2010) was approximately $59,499,211.

As of March 4, 2011 there were 8,835,786 shares of Common Stock, $0.001 per share par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10 (as to directors and Section 16(a) Beneficial Ownership Reporting Compliance), 11, 12 (as to Security Ownership of Certain Beneficial Owners) and 13 of Part III incorporate by reference information from the registrant's proxy statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the registrant's 2011 Annual Meeting of Stockholders to be held on April 28, 2011.

ALLIANCE FIBER OPTIC PRODUCTS, INC.

TABLE OF CONTENTS

2010 FORM 10-K

Page

PART I 1

Item 1. Business 1
Item 1A. Risk Factors 7
Item 1B. Unresolved Staff Comments 16
Item 2. Properties 16
Item 3. Legal Proceedings 17
Item 4. (Removed and Reserved) 17
Executive Officers of the Registrant 17

PART II 18

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 18
Item 6. Selected Financial Data 18
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 18
Item 7A. Quantitative and Qualitative Disclosures About Market Risk 24
Item 8. Financial Statements and Supplementary Data 24
Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure 50
Item 9A. Controls and Procedures 50
Item 9B. Other Information 50

PART III 51

Item 10. Directors, Executive Officers and Corporate Governance 51
Item 11. Executive Compensation 51
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 51
Item 13. Certain Relationships and Related Transactions, and Director Independence 52
Item 14. Principal Accounting Fees and Services 52

PART IV 52

Item 15. Exhibits and Financial Statement Schedules 52

SIGNATURES 53

EXHIBIT INDEX 54

PART I

Item 1. Business

When used in this Report, the words "expects," "anticipates," "believes", "estimates," "plans," "intends," "could," "will," "may" and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements as to our operating results, revenues, sources of revenues, cost of revenues, gross margins, profitability, the amount and mix of anticipated investments, exposure to interest or exchange rate changes, expenditures and expense levels, our liquidity and the adequacy of our capital resources, anticipated working capital and capital expenditures, the impact of the economic environment on our business and our customers, reliance on our connectivity products, our cash flow, trends in average selling prices, our reliance on the commercial success of our optical passive products, plans for future products and enhancements of existing products, features, benefits and uses of our products, demand for our products, our expectations regarding the impact of accounting changes, our success being tied to relationships with key customers, industry trends and market demand, acquisitions of complementary businesses, products or technologies, our efforts to protect our intellectual property, potential indemnification agreements, increases in the number of possible license offers and patent infringement claims, our competitive position, sources of competition, our competitive strengths, consolidation in our industry, our international strategy, our employee relations, the adequacy of our internal controls, our expectations regarding our use of the earnings generated by our overseas operations, and the potential effect of recent accounting pronouncements and our critical accounting policies and estimates. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected. These risks and uncertainties include, but are not limited to, those risks discussed in Item 1A – Risk Factors, below, as well as risks related to the development of the metropolitan, last mile access, and enterprise networks, customer acceptance of our products, our ability to retain and obtain customers, industry-wide overcapacity and shifts in supply and demand for optical components and modules, our ability to meet customer demand and manage inventory, fluctuations in demand for our products, declines in average selling prices, the loss of one or more key customers, development of new products by us and our competitors, increased competition, inability to obtain sufficient quantities of a raw materials, loss of a key supplier, integration of acquired businesses or technologies, the impact of the economy, financial stability in foreign markets, foreign currency exchange rates, costs associated with being a public company, failure to meet customer requirements, our ability to license intellectual property on commercially reasonable terms, economic stability, and the state of the capital markets. These forward-looking statements speak only as of the date hereof. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

All references to "Alliance Fiber Optic Products," "AFOP," "we," "us," "our" or the "Company" mean Alliance Fiber Optic Products, Inc. and its subsidiaries, except where it is made clear that the term means only the parent company.

AFOP, OPIS and SPECTRAMUX are our trademarks. We may also refer to trademarks of other corporations and organizations in this document.

Overview

Alliance Fiber Optic Products designs, manufactures and markets a broad range of high-performance fiber optic components, and integrated modules incorporating these components, for leading and emerging communications equipment manufacturers and service providers. We offer a broad range of products including interconnect devices that are used to connect optical fibers and components, couplers and splitters that are used to divide and combine optical power, and dense wavelength division multiplexing, or DWDM, devices that separate and combine multiple specific wavelengths. Our emphasis on design for manufacturing and our comprehensive manufacturing expertise enable us to produce our products efficiently, with high quality, and in volume quantities. Our product scope and ability to integrate our components into optical modules enable us to satisfy a wide range of customer requirements throughout the optical networking market. Our customers deploy our products in long-haul networks that connect cities, metropolitan networks that connect areas within cities, last mile access networks that connect to individual businesses and homes, and enterprise networks within businesses.

Industry Background

The popularity of the Internet and the growing number of data-intensive Internet-based applications and services has fueled a significant increase in the volume of data traffic. This traffic growth has increased the demands on communication networks originally developed to primarily transport voice traffic. To meet this demand, many communications service providers have and are designing and installing new networks based on fiber optic technology, which provides greater data-carrying capacity, or bandwidth, and increased transmission speeds compared to existing communications networks. Until recently, much of the fiber deployed had been dedicated to long-haul networks. However, the demands for high-speed network access and bandwidth are shifting the focus towards more complex metropolitan networks and last mile access networks, which require an increasing number of connections and components.

Optical fiber is currently being deployed across the following segments of communications networks: long-haul, metropolitan, last mile access, and enterprise.

Long-haul networks. Long-haul networks connect the communications networks of cities around the world and transport large amounts of data and voice traffic. To solve congestion problems, service providers have invested significant resources in the deployment of optical infrastructure. As a result, current long-haul networks provide high bandwidth for transmitting data over very long distances. The build-out of long-haul networks represents an important step in improving network infrastructure to support increased demand for new services and greater traffic volumes.

Metropolitan networks. Metropolitan networks connect long-haul networks to last mile access networks within urban areas. Due to the increase in data traffic and the demand for enhanced services, the existing metropolitan network infrastructure has become a bottleneck for the provision of communications services to business and residential end users. As a result, service providers are making investments in infrastructure to reduce capacity constraints in metropolitan networks.

Last mile access networks. Last mile access networks connect business and residential end users to their service provider in order to provide increased bandwidth to the end user. Traditional access networks use the existing copper wire-based infrastructure, which is slow compared to the high-speed networks commonly used within businesses. Service providers are beginning to deploy fiber technologies in the last mile access network in order to provide high bandwidth connectivity to the end user.

Enterprise networks. Local area networks serving the business community have utilized fiber optic links for over a decade. Historically these links have connected vertical backbone requirements between various floors of copper-based networks within office buildings. As the bandwidth of local networks has increased, optical fiber has become a pervasive medium for horizontal network links especially in the storage network environment.

Service providers are seeking to maximize the performance and capacity of both new and existing optical networks through advances in optical technology. Wavelength division multiplexing, or WDM, has been used for several years to increase system capacity by combining different light signals at different wavelengths, on a single optical fiber. Each wavelength represents a separate high-bandwidth channel that can carry data. Multiplexing devices combine, or multiplex, these different wavelengths at one end of the optical network, and demultiplexing devices, or demultiplexer, separate them at the other end. WDM technology has been enhanced with the introduction of dense wavelength division multiplexing, or DWDM, which permits the wavelengths to be spaced more closely together. The tighter spacing allows even more wavelengths to be transmitted on one optical fiber. The use of WDM and DWDM technology is well established in the long-haul market and is increasingly utilized in the metropolitan and last mile access markets.

Fiber optic components are used within optical networks to create, combine, isolate, amplify, split, direct and perform various other functions on the optical signals. Fiber optic components are divided into two broad categories, active and passive components. Active components require power to operate and use electrical signals to create, modulate or amplify optical signals. Passive optical components connect, guide, mix, filter, route, adjust and stabilize optical signals transmitted through an optical network.

Market Conditions

In periods prior to 2004, communication equipment manufacturers purchased optical transport systems and related devices in anticipation of an extremely rapid increase in demand for bandwidth. While demand for bandwidth continues to increase, this demand has grown at a far slower pace than previously anticipated. As a result, communication equipment manufacturers ended up with excess inventories of optical systems and devices that continue to create a barrier to new sales opportunities for much of the following several years. Global economic declines of the later portion of the decade impeded as stronger recovery of demand for communications equipment broadly although more demand resulted from deployment of access related systems for broadband applications in this period.

This situation has created challenges for suppliers in the optical communication industry. Due to decreased unit shipments as a result of overcapacity in the industry and the resulting competition for fewer sales opportunities, average selling prices have declined as companies compete for significantly smaller market opportunities.

Over the past four years, as mentioned, the optical components industry has experienced a slight increase and resumption in business levels. Recent orders for our products have been utilized both for upgrades of existing networks and new network builds. In addition, certain large telecommunications service providers have recently begun to deploy new broadband access networks based on fiber optic technologies for residential users. These fiber-to-the-home networks, or FTTH, are expected to significantly increase the capacity and expand the types of services that can be utilized by residential users. It remains difficult, however, to predict the timing or extent of a full industry recovery and the potential impact to our business from this or any other deployment initiatives.

Products

Our lines of optical products support the needs of current and next generation optical network systems applications. Our connectivity (formerly named Optical Path Management Solutions, or OPMS) product family provides a comprehensive line of optical interconnect devices, couplers and splitters, PLC (planar lightwave circuits) and related optical products, as well as customized integrated modules incorporating these devices. Our optical passive products (formerly named Wavelength Management Solutions, or WMS) include WDM CWDM and DWDM components and modules that utilize thin film filter technologies to separate optical signals, variable attenuators, optical switches and other optical devices utilizing micro optic lensing technology including integrated electro-optical modules incorporating these products.

The following is a discussion of our current product offerings and the products that we are developing.

Connectivity Products. In nearly all fiber optic networks, the optical fiber, passive optical components and active optical devices must be joined using optical interconnection systems. Our connectivity platform provides fundamental component support for these applications as well as standard and custom value added integrated solutions that address the need for higher functionality and modularity. All of our connectivity products described below are in production and are shipping to customers.

Connectivity Modules. The evolution of optical components is driven by the increasing need for packaging density, module performance and overall cost effectiveness. We design and package our various components to provide superior integrated connectivity modules for our customers. Our integrated modules are designed to reduce our customers' system design requirements and ease implementation.

Optical Connectors, Adapters and Cable Assemblies. Optical connectors and adapters are precision devices that connect fibers together. Optical cable assemblies are used to bridge relatively short distances with optical paths. We offer a broad range of industry standard connection products that support a wide range of fiber and fiber cable types. Further, with our vertically integrated design and manufacturing capability, we are able to customize these products to meet our customers' needs for compact size and special features. We specialize in providing our customers with high performance custom cable assemblies to serve in conjunction with our optical interconnection solutions at all interface points in the optical communications network.

Fused and Planar Fiber Optical Splitters and Couplers. Fused and planar fiber optical splitters and couplers are branching devices that are used to split optical power from a single fiber, or set of fibers, into a different set of fibers. They are often used to distribute optical signals to multiple locations for processing. These devices utilize signal and power sharing features to reduce the total cost of delivering bandwidth to end-users. Our optical splitters and couplers reduce insertion loss, or the power loss incurred when inserting components into an optical path, and deliver high performance, including uniform optical wavelength splitting.

Optical Tap Couplers and Ultra Low Polarization Dependent Loss Tap Couplers. Optical tap couplers are fused fiber branching devices that split off a portion of light to allow for optical monitoring and feedback. These devices are used extensively in fiber amplifier power control. They are also utilized in transmission equipment for performance monitoring and control. Our ultra low polarization dependent loss devices offer low levels of sensitivity to polarization, which is a characteristic of light that can cause a reduction in the fidelity of optical signals. These devices enable more effective monitoring and management of optical networks.

Amplifier WDM Couplers. Amplifier WDM couplers are used with specialized fibers to combine or separate specific wavelengths of light associated with standard telecommunications optical amplifier requirements. Our amplifier WDM couplers are stable low power loss components with high power handling capability.

Optical Fixed Attenuators. Optical fixed attenuators diminish the optical power within a given optical path without interference or reduction in optical signal quality. Typically, this function is embedded in an optical connector or adapter element to simplify optical network installation. We utilize attenuating fiber that reduces power while preserving performance characteristics, including optical signal quality and reliability.

Fused Fiber WDM Couplers. Fused fiber WDM couplers are used to combine and separate optical signals transmitted on different wavelengths. This function provides the first level of bandwidth expansion for a network by increasing a fiber's signal carrying capacity. Fused fiber WDM couplers may also be used to add additional functionality to the network such as network status monitoring. We believe our fused fiber WDM couplers provide a cost effective way to minimize loss and maximize wavelength isolation.

Optical Passive Products. As the capacity and complexity of optical networks increases, future systems face significant challenges. Performance characteristics such as stability, wavelength isolation, channel balance and power loss due to polarization become important to optimize, and product solutions which enhance these characteristics provide competitive advantage. In recent years, WDM has become the preferred method of increasing bandwidth throughout optical networks. Our filter-based products serve WDM and DWDM systems as core passive elements that direct and manage larger numbers of optical signal channels. These particular Optical Passive Products also enable network DWDM systems to manage and monitor a large number of optical signals by separating these signals into different paths that can be processed individually.

Our Optical Passive Products devices serve many system OEM customers needs for current and next generation network equipment. All of our Optical Passive Products described below are in production and are shipping to customers.

Filter WDMs. Our thin film filter based WDMs are used to combine and separate optical signals. Our filter-based products allow for higher isolation and narrower wavelength separations than fused fiber technology. Our filter WDMs are designed for a range of network applications including combining active and passive components and wavelength monitoring, splitting and separating tasks.

Amplifier Filter WDMs. Amplifier filter WDMs utilize thin film filter technology to maintain wavelength separation in demanding applications. In addition, filter technology allows for narrow wavelength separation. Our amplifier filter WDMs are designed for a range of applications, such as splitting wavelengths and connecting lasers used in signal power amplification.

DWDMs. Dense wave division multiplexers, or DWDMs, are integrated optical modules that combine, or multiplex, and separate, or demultiplex, multiple optical signals of different wavelengths on a single fiber. The separation of wavelengths are so narrow, or dense, that a large number of channels (greater than 10) can be combined within the band of usable wavelengths of the fiber itself. We utilize proprietary thin film technology in the development and manufacture of our DWDM products. This technology delivers excellent performance characteristics, including narrow channel separation and wide channel bandpass, which is the range of frequencies that will pass through a filter. Thin film filter technology allows for a range of solutions for 200 GHz, 100 GHz and 50 GHz International Telecom Union wavelength spacing applications, which permit 40 channels, 80 channels, and 160 channels, respectively, to be transmitted across a single fiber. We believe that our DWDMs directly address the scalable channel plans found in metropolitan and last mile access network applications.

CWDMs. Coarse wavelength division multiplexers, or CWDMs, are integrated optical modules that multiplex or demultiplex multiple optical signals of different wavelengths on a single fiber. Our CWDM product separate wavelength into 20 nanometers, or spacing to cover the complete fiber optical communication spectrum from 1270 nm to 1610 nm.

With the unique low insertion loss and flat band-pass profile, CWDMs provide an economic and efficient wavelength division multiplexing solution for metropolitan and access networks. Our CWDM product covers four channel, eight channel, and sixteen channel mux and demux applications, and upgradeability for both four channel and eight channel types. We also offer optical add-drop modules, or OADMs, for CWDM networks, with the capability of adding or dropping from one to fifteen channels. In addition to the CWDM mux, demux and optical add/drop modules, we also offer complete rackmount CWDM solutions to customers so they can easily mount our CWDM products directly on their system rack. We believe our CWDM products directly address the metropolitan and access markets' competitive wavelength management needs.

CCWDMs. Compact coarse wavelength division multiplexers, or CCWDMs, are integrated optical modules that are designed to significantly improve optical performance, while reducing manufacturing costs, in a package less than 1/4 the size of conventional CWDM modules. Our CCWDMs feature high wavelength accuracy and stability, low insertion loss, high isolation, low polarization dependent loss and an epoxy-free optical path. Our Telcordia 1209/1221-qualified CCWDM builds on AFOP's proprietary optical bench platform, and we believe it has the smallest footprint of any comparable CWDMs. With a channel spacing of 20 nm and wide bandpass characteristics, it allows for datacom or telecom network applications with low-cost uncooled lasers. These CCWDM Mux/Demuxes are available in four or eight channels and include an expansion port for 16 channel systems.

Add/Drop DWDM Filters. Add/drop DWDM filter products are used to insert or extract specific wavelengths in a DWDM system. While a large number of channels can be transmitted through a single fiber network, often only selected channels of information are required at a particular location. Our 200 GHz, 100 GHz and 50 GHz add/drop components use high performance filter technology and operate with very little optical power loss in order to provide high channel separation and high stability.

Optical Isolators These devices use polarization rotation to block return signals from the forward optical path. They limit distortions in devices and signals caused by reflected lights in the fiber.

Optical Bypass Switches As the name suggests, these devices utilize beam shifting optics or mirror to switch optical signals from one fiber to another in response to a control signal provided electronically. Optical switches are used in test equipment for basic functionality and in networks to provide protection and redundancy.

Automatic Variable Optical Attenuators. Automatic variable optical attenuators are designed to control the optical power in a fiber. They are often combined with an active system component to maintain optical power on a network even if the input signal is changing power. Our automatic variable optical attenuators are specifically designed for application in DWDM networks for use with individual channel source elements such as add/drop transmitters. The cost and performance characteristics of our automatic variable optical attenuators are specifically targeted to allow for the use of these devices in volume as principal DWDM channel stabilization components.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. As of December 31, 2010, we had 61 United States patents issued or assigned to us and had 23 United States patent applications pending. Our 61 U.S. patents expire between September 2011 and April 2029. We also have 16 foreign patents issued, and 3 foreign patent applications pending. Our foreign patents issued will expire between January 2011 and December 2019. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect them.

From time to time, third parties, including our competitors, may assert patent, copyright and other intellectual property rights to technologies that are important to us. We expect we will increasingly be subject to license offers and infringement claims as the number of products and competitors in our market grows and the functions of products overlap. Patents of third parties may be determined to be valid, or some of our products may ultimately be determined to infringe them. Other companies may pursue litigation with respect to those or other claims. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringing technology, to pay substantial damages under applicable law, to cease the manufacture, use and sale of infringing products or to expend significant resources to develop non-infringing technology. Licenses may not be available from third parties either on commercially reasonable terms or at all. In addition, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail. Accordingly, any infringement claim or litigation against us could significantly harm our business, operating results, financial condition, or cash flows. As of December 31, 2010, we were not aware of infringement claims or litigation pending against us.

Customers

We sell our products to communications equipment manufacturers that incorporate our products into their systems that they in turn sell to network service providers. In certain cases, we sell our products to other component manufacturers for resale or inclusion in their products. In the year ended December 31, 2010, we sold our products to more than 200 customers. Two customers accounted for 16.1% and 14.6% of our revenues in the year ended December 31, 2010. Two customers accounted for 15.1% and 14.9% of our revenues in the year ended December 31, 2009. The following is a summary of our revenues generated by geographic segments (in thousands):

	Years Ended December 31,	
	2010	2009
Revenues		
North America	$ 20,416	$ 14,721
Europe	11,624	7,085
Asia	13,366	8,028
	$ 45,406	$ 29,834

Sales, Marketing and Technical Support and Product Management

Sales. Our direct sales force markets and sells our products primarily in the United States. We also maintain a sales support staff in Taiwan to service customers based in the Asia Pacific region. Our direct sales force and technical marketing personnel maintain close contact with our customers and provide technical support.

Marketing. We have a number of marketing programs to support the sale and distribution of our products and to inform existing and potential customers about the capabilities and benefits of our products. Our marketing efforts include participating in industry trade shows and technical conferences, advertising in trade journals and communicating through our corporate website and direct mail.

Technical Support and Product Management. We maintain a technically knowledgeable support staff that we believe is critical to our development of long-term customer relationships. Our technical support and product management staff works closely with our customers to understand their product requirements, to assist customers with utilizing our product line, and to develop customized product solutions.

Competition

The fiber optic component industry is highly competitive and subject to rapid technological change. We believe that the principal differentiating factors in the fiber optic component market are support for multiple optical interfaces, high optical power, wavelength selection, manufacturing capacity, reliable and compact packaging, price, product innovation and reliability of product performance. Based on our assessment of the performance and price of similar competitive product offerings, we believe that our products compare favorably, although we cannot assure you that they will continue to do so.

Our principal competitors in the components market include Oclaro Inc., JDS Uniphase Corp., Oplink Communications, Inc., and Tyco Electronics Corporation. We estimate that we had approximately 20 competitors in the components market as of December 31, 2010. We believe that we primarily compete with diversified suppliers for the majority of our product line and to a lesser extent with a large number of niche companies that offer a more limited product line. Competitors throughout the optical component industry, including those who sell active components, may rapidly become competitors in portions of our business. Competitors who provide both active and passive components may have a competitive advantage because they provide a more complete product solution than we provide. In addition, our industry has continued to experience significant consolidation, and we anticipate that further consolidation will occur. This consolidation has further increased and we believe will further increase competition. We expect significant pricing pressure from our competitors that may negatively affect our margins. We cannot assure you that we will be able to compete successfully with existing or future competitors or that competitive pressures will not seriously harm our business, operating results and financial condition.

Product Development

As of December 31, 2010, we had a total of 65 engineers and technicians that are directly involved in research and development of our products located in the United States, Taiwan and China. Our engineering team has extensive design, packaging, processing, and software experience in optical components, interfaces and systems.

Our primary product development center is located in Sunnyvale, California, where we opened our Photonics Technology Center in March 2001. Our Taiwanese subsidiary also engages in product development. Our research and development expenses were $3.2 million and $3.0 million for the years ended December 31, 2010 and 2009, respectively. We spend a substantial proportion of our financial resources to develop new technologies and products to serve the next generation communication markets.

Sources and Availability of Raw Materials

We make significant purchases of key materials, components and equipment, including ferrules, graded index lenses, or GRIN lenses, filters and other components from third party suppliers. We obtain most of our critical raw materials and components from a single or limited number of suppliers. When possible, we also develop and maintain alternative sources for essential materials and components. However, there is only one supplier of GRIN lenses. The inability to obtain sufficient quantities of these materials or components may result in delays, increased costs, and reductions in our product shipments.

Manufacturing

We currently manufacture the majority of our connectivity products at our facility in Tu-Cheng City, Taiwan. We manufacture our filter-based and advanced products at our facility near Shenzhen, China.

Each of our facilities maintains comprehensive in-house manufacturing processes, including component and integrated module design, integration, production, and testing. We plan to continue to invest resources in manufacturing management, engineering and quality control.

We have established a quality management system which is designed to ensure that the products we provide to our customers meet or exceed their requirements. All of our three facilities are ISO 9001-2000 certified. In addition, our Taiwan facility is TL-9000 certified.

Employees

As of December 31, 2010, we had 1,137 full-time employees, including 36 located in the United States, 300 in Taiwan and 801 in China. Of our 1,137 full-time employees, 65 are engaged in research and development, 975 are engaged in manufacturing production, 25 are engaged in sales, marketing, application support and customer service, and 72 are engaged in general and administration. None of our employees are represented by a labor union. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Additional Information

We were incorporated in California in December 1995. In October 2000, prior to our initial public offering, we reincorporated in Delaware as Alliance Fiber Optic Products, Inc. Our internet address is www.afop.com. We make available free of charge through a hyperlink on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after the material is furnished to the SEC. Our website and the information contained therein or connected thereto is not intended to be incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors

We have a history of losses, may experience future losses and may not be able to generate sufficient revenues in the future to sustain profitability.

We had net income of approximately $6.0 million and $1.4 million in fiscal year 2010 and 2009, respectively. Although we generated a profit in these two fiscal years, we may not be able to sustain profitability in the future. Although our cash, cash equivalents and short-term investments increased in 2010, we may experience negative cash flows again in the future. As of December 31, 2010, we had an accumulated deficit of approximately $57.8 million.

We continue to experience fluctuating demand for our products. If demand for our products declines, we may not be able to decrease expenses on a timely basis, or at all, to offset the decrease in revenues. We also expect declining average selling prices may negatively impact our results of operations in future periods. If demand for our products increases in the future, we expect to incur significant and increasing expenses for expansion of our manufacturing operations, research and development, sales and marketing, and administration, and in expanding direct sales and distribution channels. Given the rate at which competition in our industry intensifies and the fluctuations in demand for our products, we may not be able to adequately control our costs and expenses or achieve or maintain adequate operating margins. As a result, to maintain profitability, we will need to generate and sustain substantially higher revenues while maintaining reasonable cost and expense levels. We may not be able to sustain profitability on a quarterly or an annual basis.

Our connectivity products have historically represented a significant part of our revenues, and if we are unsuccessful in commercially selling our optical passive products, our business will be seriously harmed.

Sales of our connectivity products accounted for 69.1% and 62.5% of our revenues in the fiscal years ended December 31, 2010 and 2009, respectively, and a significant portion of our historical revenues. We expect to depend on our connectivity products for the majority of our near-term revenues. Any significant decline in the demand for these products, or failure to increase their market acceptance, would seriously harm our business. Declining average selling prices of our products during 2010 negatively impacted our revenues and may continue to do so in the future. We believe that our future growth and a significant portion of our future revenues will depend on the commercial success of our optical passive-related products, which we began shipping commercially in July 2000. Demand for these products has fluctuated over the past few years, declining sharply starting in mid fiscal 2001 and then increasing beginning in 2003. If demand does not continue to increase and our target customers do not continue to adopt and purchase our optical passive-related products, our revenues may decline and we may have to write-off inventory in addition to what is currently reserved on our books.

Continuing weak general economic or business conditions may have a negative impact on our business.

Continuing concerns over inflation, deflation, energy costs, geopolitical issues, the availability and cost of credit, the Federal stimulus package and budget process, the U.S. mortgage market and a declining real estate market in the U.S. have contributed to increased volatility and diminished expectations for the global economy and expectations of slower global economic growth going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, a declining stock market and increased unemployment, have precipitated an economic slowdown and recession. If the economic climate in the U.S. and abroad does not improve or continues to deteriorate, our business, including our customers and our suppliers, could be negatively affected, resulting in a negative impact on our revenues.

We depend on a small number of customers for a significant portion of our total revenues and the loss of, or a significant reduction in orders from, any of these customers, would significantly reduce our revenues and harm our operating results.

In the years ended December 31, 2010 and 2009 our top 10 customers comprised 67.1% and 62.8% of our revenues, respectively. Two customers accounted for 16.1 % and 14.6% of our total revenues for the year ended December 31, 2010, respectively. Two customers accounted for 15.1 % and 14.9% of our total revenues for the year ended December 31, 2009, respectively.

We derive a significant portion of our revenues from a small number of customers, and we anticipate that we will continue to do so in the foreseeable future. These customers may decide not to purchase our products at all, to purchase fewer products than they did in the past, or to alter their purchasing patterns in some other way. The loss of any significant customer, a significant reduction in sales we make to them, or any problems collecting receivables from them would likely harm our financial condition and results of operations.

Our quarterly and annual financial results have historically fluctuated due primarily to introduction of, demand for, and sales of our products, and future fluctuations may cause our stock price to decline.

We believe that period-to-period comparisons of our operating results are not a good indication of our future performance. Our quarterly operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a number of factors. For example, the timing and expenses associated with product introductions and establishing additional manufacturing lines and facilities, changes in manufacturing volume, declining average selling prices of our products, the timing and extent of product sales, the mix of domestic and international sales, the mix of sales channels through which our products are sold, the mix of products sold and significant fluctuations in the demand for our products have caused our operating results to fluctuate in the past. Because we incur operating expenses based on anticipated revenue trends, and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing revenues or any decrease in revenues could significantly harm our quarterly results of operations. Other factors, many of which are more fully discussed in other risk factors, may also cause our results to fluctuate. Many of the factors that may cause our results to fluctuate are outside of our control. If our quarterly or annual operating results do not meet the expectations of investors and securities analysts, the trading price of our common stock could significantly decline.

If we cannot attract more optical communications equipment manufacturers to purchase our products, we may not be able to increase or sustain our revenues.

Our future success will depend on our ability to migrate existing customers to our new products and our ability to attract additional customers. Some of our present customers are relatively new companies. The growth of our customer base could be adversely affected by:

- customer unwillingness to implement our products;
- any delays or difficulties that we may incur in completing the development and introduction of our planned products or product enhancements;
- the success of our customers;
- excess inventory in the telecommunications industry;
- new product introductions by our competitors;
- any failure of our products to perform as expected; or
- any difficulty we may incur in meeting customers' delivery requirements or product specifications.

The fluctuations in the economy have affected the telecommunications industry. Telecommunications companies have cut back on their capital expenditure budgets, which has and may continue to further decrease demand for equipment and parts, including our products. This decrease has had and may continue to have an adverse effect on the demand for fiber optic products and negatively impact the growth of our customer base.

We are exposed to risks and increased expenses and business risk as a result of Restriction on Hazardous Substances, or RoHS directives.

Following the lead of the European Union, or EU, various governmental agencies have either already put into place or are planning to introduce regulations that regulate the permissible levels of hazardous substances in products sold in various regions of the world. For example, the RoHS directive for EU took effect on July 1, 2006. The labeling provisions of similar legislation in China went into effect on March 1, 2007. Consequently, many suppliers of products sold into the EU have required their suppliers to be compliant with the new directive. Many of our customers have adopted this approach and have required our full compliance. Though we have devoted a significant amount of resources and effort planning and executing our RoHS program, it is possible that some of our products might be incompatible with such regulations. In such event, we could experience the following consequences: loss of revenue, damaged reputation, diversion of resources, monetary penalties, and legal action.

The market for fiber optic components is increasingly competitive, and if we are unable to compete successfully our revenues could decline.

The market for fiber optic components is intensely competitive. We believe that our principal competitors are the major manufacturers of optical components and integrated modules, including vendors selling to third parties and business divisions within communications equipment suppliers. Our principal competitors in the components market include Oclaro Inc. JDS Uniphase Corp., Oplink Communications Inc., and Tyco Electronics Corporation. We believe that we primarily compete with diversified suppliers for the majority of our product line and to a lesser extent with niche companies that offer a more limited product line. Competitors in any portion of our business may also rapidly become competitors in other portions of our business.

Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing, manufacturing and other resources than we do. As a result, these competitors may be able to respond more quickly to new or emerging technologies and to changes in customer requirements, to devote greater resources to the development, promotion and sale of products, to negotiate lower prices on raw materials and components, or to deliver competitive products at lower prices.

Several of our existing and potential customers are also current and potential competitors of ours. These companies may develop or acquire additional competitive products or technologies in the future and subsequently reduce or cease their purchases from us. In light of the consolidation in the optical networking industry, we also believe that the size of suppliers will be an increasingly important part of a purchaser's decision-making criteria in the future. We may not be able to compete successfully with existing or new competitors, and we cannot ensure that the competitive pressures we face will not result in lower prices for our products, loss of market share, or reduced gross margins, any of which could harm our business.

New and competing technologies are emerging due to increased competition and customer demand. The introduction of products incorporating new or competing technologies or the emergence of new industry standards could make our existing products noncompetitive. For example, there are technologies for the design of wavelength division multiplexers that compete with the technology that we incorporate in our products. If our products do not incorporate technologies demanded by customers, we could lose market share causing our business to suffer.

If we fail to effectively manage our operations, specifically given the past history of sudden and dramatic downturn in demand for our products, our operating results could be harmed.

As of December 31, 2010, we had a total of 36 full-time employees in Sunnyvale, California, 300 full-time employees in Taiwan, and 801 full-time employees in China. Matching the scale of our operations with demand fluctuations, combined with the challenges of expanding and managing geographically dispersed operations, has placed, and will continue to place, a significant strain on our management and resources. To manage the expected fluctuations in our operations and personnel, we will be required to:

- improve existing and implement new operational, financial and management controls, reporting systems and procedures;
- hire, train, motivate and manage additional qualified personnel, especially if we experience a significant increase in demand for our products;
- effectively expand or reduce our manufacturing capacity, attempting to adjust it to customer demand; and
- effectively manage relationships with our customers, suppliers, representatives and other third parties.

In addition, we will need to coordinate our domestic and international operations and establish the necessary infrastructure to implement our international strategy. If we are not able to manage our operations in an efficient and timely manner, our business will be severely harmed.

Our success also depends, to a large degree, on the efficient and uninterrupted operation of our facilities. We have expanded our manufacturing facilities in China and manufacture many of our products there. Our facility in Taiwan also houses a substantial portion of our manufacturing operations. There is significant political tension between Taiwan and China. If there is an outbreak of hostilities between Taiwan and China, our manufacturing operations may be disrupted or we may have to relocate our manufacturing operations. Tensions between Taiwan and China may also affect our facility in China. Relocating a portion of our employees could cause temporary disruptions in our operations and divert management's attention.

Because of the time it takes to develop fiber optic components, we incur substantial expenses for which we may not earn associated revenues.

The development of new or enhanced fiber optic products is a complex and uncertain process. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. Development costs and expenses are incurred before we generate revenues from sales of products resulting from these efforts. Our total research and development expenses were approximately $3.2 million and $3.0 million for the years ended December 31, 2010 and 2009, respectively. We intend to continue to invest in our research and product development efforts, which could have a negative impact on our earnings in future periods if we do not earn associated revenues from such efforts.

If we are unable to develop new products and product enhancements that achieve market acceptance, sales of our fiber optic components could decline, which could reduce our revenues.

The communications industry is characterized by rapidly changing technology, frequent new product introductions, changes in customer requirements, evolving industry standards and, more recently, significant variations in customer demand. Our future success depends on our ability to anticipate market needs and develop products that address those needs. As a result, our products could quickly become obsolete if we fail to predict market needs accurately or develop new products or product enhancements in a timely manner. Our failure to predict market needs accurately or to develop new products or product enhancements in a timely manner will harm market acceptance and sales of our products. If the development or enhancement of these products or any other future products takes longer than we anticipate, or if we are unable to introduce these products to market, our sales will not increase. Even if we are able to develop and commercially introduce them, these new products may not achieve the widespread market acceptance necessary to provide an adequate return on our investment.

Current and future demand for our products depends on the continued growth of the Internet and the communications industry, which is experiencing consolidation, realignment, and fluctuations in product inventory and demand for fiber optic products.

Our future success depends on the continued growth of the Internet as a widely used medium for communications and commerce, and the growth of optical networks to meet the increased demand for capacity to transmit data, or bandwidth. If the Internet does not continue to expand as a medium for communications and commerce, the need to significantly increase bandwidth across networks and the market for fiber optic components may not continue to develop. If this growth does not continue, sales of our products may decline, which would adversely affect our revenues. Our customers have experienced an oversupply of inventory due to fluctuating demand for their products that has resulted in inconsistent demand for our products. Future demand for our products is uncertain and will depend heavily on the continued growth and upgrading of optical networks, especially in the metropolitan, last mile, and enterprise access segments of the networks.

Inconsistent spending by telecommunication companies over the past several years has resulted in fluctuating demand for our products. The rate at which communication service providers and other fiber optic network users have built new fiber optic networks or installed new systems in their existing fiber optic networks has fluctuated in the past and these fluctuations may continue in the future. These fluctuations may result in reduced demand for new or upgraded fiber optic systems that utilize our products and therefore, may result in reduced demand for our products. Declines in the development of new networks and installation of new systems have resulted in the past in a decrease in demand for our products, an increase in our inventory, and erosion in the average selling prices of our products.

The communications industry is experiencing continued consolidation and realignment, as industry participants seek to capitalize on the rapidly changing competitive landscape developing around the Internet and new communications technologies such as fiber optic networks. As the communications industry consolidates and realigns to accommodate technological and other developments, our customers may consolidate or align with other entities in a manner that results in a decrease in demand for our products.

We are experiencing fluctuations in market demand due to overcapacity in our industry and an economy that is stymied by the current financial and economic crisis, international terrorism, war and political instability.

The United States economy has experienced and continues to experience significant fluctuations in consumption and demand. During the past several years, telecommunication companies have mostly decreased their spending, which has resulted in excess inventory, overcapacity and a decrease in demand for our products. We may experience further decreases in the demand for our products due to a weak domestic and international economy and the impact of the current financial and economic crisis as the fiber optics industry copes with the effects of oversupply of products, international terrorism, war and political and economic instability. Even if the general economy experiences a recovery, the activity of the United States telecommunications industry may lag behind the recovery of the overall United States economy.

The optical networking component industry has in the past, is now, and may in the future, experience declining average selling prices, which could cause our gross margins to decline.

The optical networking component industry has in the past experienced declining average selling prices as a result of increasing competition and greater unit volumes as communication service providers continue to deploy fiber optic networks. Average selling prices are decreasing and may continue to decrease in the future in response to product introductions by competitors, price pressures from significant customers, greater manufacturing efficiencies achieved through increased automation in the manufacturing process and inventory build-up due to decreased demand. Average selling price declines may contribute to a decline in our gross margins which could harm our results of operations.

We will not attract new orders for our fiber optic components unless we can deliver sufficient quantities of our products to optical communications equipment manufacturers.

Communications service providers and optical systems manufacturers typically require that suppliers commit to provide specified quantities of products over a given period of time. If we are unable to commit to deliver quantities of our products to satisfy a customer's anticipated needs, we will lose the order and the opportunity for significant sales to that customer for a lengthy period of time. In addition, we would be unable to fill large orders if we do not have sufficient manufacturing capacity to enable us to commit to provide customers with specified quantities of products. However, if we build our manufacturing capacity and inventory in excess of demand, as we have done in the past, we may produce excess inventory that may have to be reserved or written off.

We depend on a limited number of third parties to supply key materials, components and equipment, such as ferrules, optical filters and lenses, and if we are not able to obtain sufficient quantities of these items at acceptable prices, our ability to fill orders would be limited and our operating results could be harmed.

We depend on third parties to supply the raw materials and components we use to manufacture our products. To be competitive, we must obtain from our suppliers, on a timely basis, sufficient quantities of raw materials and components at acceptable prices. We obtain most of our critical raw materials and components from a single or limited number of suppliers and generally do not have long-term supply contracts with them. As a result, our suppliers could terminate the supply of a particular material or component at any time without penalty. Finding alternative sources may involve significant expense and delay, if these sources can be found at all. One component, GRIN lenses, is only available from one supplier. Difficulties in obtaining raw materials or components in the future may delay or limit our product shipments, which could result in lost orders, increase our costs, reduce our control over quality and delivery schedules and require us to redesign our products. If a supplier became unable or unwilling to continue to manufacture or ship materials or components in required volumes, we would have to identify and qualify an acceptable replacement. A delay or reduction in shipments or any need to identify and qualify replacement suppliers would harm our business.

Because we experience long lead times for materials and components, we may not be able to effectively manage our inventory levels, which could harm our operating results.

Because we experience long lead times for materials and components and are often required to purchase significant amounts of materials and components far in advance of product shipments, we may not effectively manage our inventory levels, which could harm our operating results. Alternatively, if we underestimate our raw material requirements, we may have inadequate inventory, which could result in delays in shipments and loss of customers. If we purchase raw materials and increase production in anticipation of orders that do not materialize or that shift to another quarter, we will, as we have in the past, have to carry or write off excess inventory and our gross margins will decline. Both situations could cause our results of operations to be below the expectations of investors and public market analysts, which could, in turn, cause the price of our common stock to decline. The time our customers require to incorporate our products into their own can vary significantly and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our forecasts. Even if we receive these orders, the additional manufacturing capacity that we add to meet our customer's requirements may be underutilized in a subsequent quarter.

We are exposed to risks and increased expenses as a result of laws requiring companies to evaluate internal controls over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to perform an assessment of our internal controls as of the end of each fiscal year, and may also require that our independent auditors to attest to the effectiveness of our internal controls over financial reporting in the future if we achieve a certain market capitalization levels. We have implemented an ongoing program to perform the system and process evaluation and testing we believe to be necessary to comply with these requirements, however, we cannot assure you that we will be successful in our efforts. We expect to incur increased expenses and to devote additional management resources to Section 404 compliance. In the event that our chief executive officer or acting chief financial officer determines that our internal controls over financial reporting are not effective as defined under Section 404, or our auditors are not able to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting in the future, investor perceptions of our company may be negatively affected and this could cause a decline in our stock price.

We depend on key personnel to operate our business effectively in the rapidly changing fiber optic components market, and if we are unable to hire and retain appropriate management and technical personnel, our ability to develop our business could be harmed.

Our success depends to a significant degree upon the continued contributions of the principal members of our technical sales, marketing, engineering and management personnel, many of whom perform important management functions and would be difficult to replace. We particularly depend upon the continued services of our executive officers, particularly Peter Chang, our President and Chief Executive Officer; David Hubbard, our Vice President, Sales and Marketing; Wei-shin Tsay, our senior Vice President of Product Development; Anita Ho, our Acting Chief Financial Officer, and other key engineering, sales, marketing, finance, manufacturing and support personnel. In addition, we depend upon the continued services of key management personnel at our Taiwanese subsidiary and at our facility in China. None of our officers or key employees is bound by an employment agreement for any specific term, and may terminate their employment at any time.

Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. We may have difficulty hiring skilled engineers at our manufacturing facilities in the United States, Taiwan, and China. If we are not successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs, our business may be harmed.

If we are not able to achieve acceptable manufacturing yields and sufficient product reliability in the production of our fiber optic components, we may incur increased costs and delays in shipping products to our customers, which could impair our operating results.

Complex and precise processes are required for the manufacture of our products. Changes in our manufacturing processes or those of our suppliers, or the inadvertent use of defective materials, could significantly reduce our manufacturing yields and product reliability. Because the majority of our manufacturing costs are relatively fixed, manufacturing yields are critical to our results of operations. Lower than expected production yields could delay product shipments and impair our operating results. We may not obtain acceptable yields in the future.

In some cases, our existing manufacturing techniques, which involve substantial manual labor, may not allow us to cost-effectively meet our production goals so that we maintain acceptable gross margins while meeting the cost targets of our customers. We may not achieve adequate manufacturing cost efficiencies.

Because we plan to introduce new products and product enhancements, we must effectively transfer production information from our product development department to our manufacturing group and coordinate our efforts with those of our suppliers to rapidly achieve volume production. In our experience, our yields have been lower during the early stages of introducing new product to manufacturing. If we fail to effectively manage this process or if we experience delays, disruptions or quality control problems in our manufacturing operations, our shipments of products to our customers could be delayed.

Because the qualification and sales cycle associated with fiber optic components is lengthy and varied, it is difficult to predict the timing of a sale or whether a sale will be made, which may cause us to have excess manufacturing capacity or inventory and negatively impact our operating results.

In the communications industry, service providers and optical systems manufacturers often undertake extensive qualification processes prior to placing orders for large quantities of products such as ours, because these products must function as part of a larger system or network. This process may range from three to six months and sometimes longer. Once they decide to use a particular supplier's product or component, these potential customers design the product into their system, which is known as a design-in win. Suppliers whose products or components are not designed in are unlikely to make sales to that customer until at least the adoption of a future redesigned system. Even then, many customers may be reluctant to incorporate entirely new products into their new systems, as this could involve significant additional redesign efforts. If we fail to achieve design-in wins in our potential customers' qualification processes, we will lose the opportunity for significant sales to those customers for a lengthy period of time.

In addition, some of our customers require that our products be subjected to standards-based qualification testing, which can take up to nine months or more. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and development expenses, expend significant management efforts, increase manufacturing capacity and order long lead-time supplies. Even after the evaluation process, it is possible a potential customer will not purchase our products. In addition, product purchases are frequently subject to unplanned processing and other delays, particularly with respect to larger customers for which our products represent a very small percentage of their overall purchase activity. Accordingly, our revenues and operating results may vary significantly and unexpectedly from quarter to quarter.

If our customers do not qualify our manufacturing lines for volume shipments, our optical networking components may be dropped from supply programs and our revenues may decline.

Customers generally will not purchase any of our products, other than limited numbers of evaluation units, before they qualify our products, approve our manufacturing process and approve our quality assurance system. Our existing manufacturing lines, as well as each new manufacturing line, must pass through various levels of approval with our customers. For example, customers may require that we be registered under international quality standards. Our products may also have to be qualified to specific customer requirements. This customer approval process determines whether the manufacturing line achieves the customers' quality, performance and reliability standards. Delays in product qualification may cause a product to be dropped from a long-term supply program and result in significant lost revenue opportunity over the term of that program.

Our fiber optic components are deployed in large and complex communications networks and may contain defects that are not detected until after our products have been installed, which could damage our reputation and cause us to lose customers.

Our products are designed for deployment in large and complex optical networks. Because of the nature of these products, they can only be fully tested for reliability when deployed in networks for long periods of time. Our fiber optic products may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products only after they have been fully deployed and operated under peak stress conditions. In addition, our products are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems, we could experience, among other things:

- loss of customers;
- damage to our reputation;
- failure to attract new customers or achieve market acceptance;
- diversion of development and engineering resources; and
- legal actions by our customers.

The occurrence of any one or more of the foregoing factors could negatively impact our revenues.

The market for fiber optic components is unpredictable, characterized by rapid technological changes, evolving industry standards, and significant changes in customer demand, which could result in decreased demand for our products, erosion of average selling prices, and could negatively impact our revenues.

The market for fiber optic components is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Because this market is new, it is difficult to predict its potential size or future growth rate. Widespread adoption of optical networks, especially in the metropolitan, last mile, and enterprise access segments of the networks, is critical to our future success. Potential end-user customers who have invested substantial resources in their existing copper lines or other systems may be reluctant or slow to adopt a new approach, such as optical networks. Our success in generating revenues in this market will depend on:

- the education of potential end-user customers and network service providers about the benefits of optical networks; and

- the continued growth of the metropolitan, last mile, and enterprise access segments of the communications network.

If we fail to address changing market conditions, sales of our products may decline, which would adversely impact our revenues.

We may be unable to successfully integrate acquired businesses or assets with our business, which may disrupt our business, divert management's attention and slow our ability to expand the range of our proprietary technologies and products.

To expand the range of our proprietary technologies and products, we may acquire complementary businesses, technologies or products, if appropriate opportunities arise. We may be unable to identify other suitable acquisitions at reasonable prices or on reasonable terms, or consummate future acquisitions or other investments, any of which could slow our growth strategy. We may have difficulty integrating the acquired products, personnel or technologies of any company or acquisition that we may make. Similarly, we may not be able to attract or retain key management, technical or sales personnel of any other companies that we acquire or from which we acquire assets. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

If our common stock is not relisted on the Nasdaq Global Market, we may be subject to certain provisions of the California General Corporation Law that may affect our charter documents and result in additional expenses.

Beginning at the commencement of trading on November 8, 2002, the listing of our common stock was transferred from the Nasdaq Global Market to the Nasdaq Capital Market. As a result, we may become subject to certain sections of the California General Corporation Law that will affect our charter documents if our common stock is not returned to being listed on the Nasdaq Global Market. A recent Delaware decision has called into question the applicability of the California General Corporation Law to Delaware corporations. However, if the California General Corporation Law applies to our company, we will not be able to continue to have a classified board or continue to eliminate cumulative voting by our stockholders. In addition, certain provisions of our Certificate of Incorporation that call for supermajority voting may need to be approved by stockholders every two years or be eliminated. Also, in the event of reorganization, stockholders will have dissenting stockholder rights under both California and Delaware law. Any of these changes will result in additional expense as we will have to comply with certain provisions of the California General Corporation Law as well as the Delaware General Corporation Law. We included these provisions in our charter documents in order to delay or discourage a change of control or changes in our management. Because of the California General Corporation Law, we may not be able to avail ourselves of these provisions.

If we fail to protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce our revenues or increase our costs.

The fiber optic component market is a highly competitive industry in which we, and most other participants, rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect proprietary rights. The competitive nature of our industry, rapidly changing technology, frequent new product introductions, changes in customer requirements and evolving industry standards heighten the importance of protecting proprietary technology rights. Since the United States Patent and Trademark Office keeps patent applications confidential until a patent is issued, our pending patent applications may attempt to protect proprietary technology claimed in a third party patent application. Our existing and future patents may not be sufficiently broad to protect our proprietary technologies as policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where the laws may not protect our proprietary rights as fully as United States laws. Our competitors and suppliers may independently develop similar technology, duplicate our products, or design around any of our patents or other intellectual property. If we are unable to adequately protect our proprietary technology rights, others may be able to use our proprietary technology without having to compensate us, which could reduce our revenues and negatively impact our ability to compete effectively.

Litigation may be necessary to enforce our intellectual property rights or to determine the validity or scope of the proprietary rights of others. As a result of any such litigation, we could lose our proprietary rights and incur substantial unexpected operating costs. Any action we take to protect our intellectual property rights could be costly and could absorb significant management time and attention. In addition, failure to adequately protect our trademark rights could impair our brand identity and our ability to compete effectively.

We may be subject to intellectual property infringement claims that are costly to defend and could limit our ability to use some technologies in the future.

Our industry is very competitive and is characterized by frequent intellectual property litigation based on allegations of infringement of intellectual property rights. Numerous patents in our industry have already been issued, and as the market further develops and participants in our industry obtain additional intellectual property protection, litigation is likely to become more frequent. From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies or rights that are important to our business. In addition, we have and we may continue to enter into agreements to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. Any litigation arising from claims asserting that our products infringe or may infringe the proprietary rights of third parties, whether the litigation is with or without merit, could be time-consuming, resulting in significant expenses and diverting the efforts of our technical and management personnel. We do not have insurance against our alleged or actual infringement of intellectual property of others. These claims could cause us to stop selling our products, which incorporate the challenged intellectual property, and could also result in product shipment delays or require us to redesign or modify our products or to enter into licensing agreements. These licensing agreements, if required, would increase our product costs and may not be available on terms acceptable to us, if at all.

Although we are not aware of any intellectual property lawsuits filed against us, we may be a party to litigation regarding intellectual property in the future. We may not prevail in any such actions, given their complex technical issues and inherent uncertainties. Insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. If there is a successful claim of infringement or we fail to develop non-infringing technology or license the proprietary rights on a timely basis, our business could be harmed.

Because our manufacturing operations are located in active earthquake fault zones in Taiwan, and our Taiwan locations are susceptible to the effects of a typhoon, we face the risk that a natural disaster could limit our ability to supply products.

Our primary manufacturing operations in Taiwan are located in active an earthquake fault zone. This region has experienced large earthquakes in the past and may likely experience them in the future. In September 2001, a typhoon hit Taiwan causing businesses, including our manufacturing facility, and the financial markets to close for two days. Because the majority of our manufacturing operations are located in Taiwan, a large earthquake or typhoon in Taiwan could disrupt our manufacturing operations for an extended period of time, which would limit our ability to supply our products to our customers in sufficient quantities on a timely basis, harming our customer relationships.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

In the United States, we lease a total of approximately 18,088 square feet of administrative, sales, marketing, product development and manufacturing space in one building located in Sunnyvale, California pursuant to a lease that expires in January 2016.

In Taiwan, we lease a total of approximately 38,800 square feet in one facility located in Tu-Cheng City, Taiwan. This lease expires at various times from May 2011 to January 2013. In December 2000, the Company purchased approximately 8,200 square feet of space immediately adjacent to the leased facility for $0.8 million, bringing the total square footage to approximately 47,000 square feet. Of this total, 33,400 square feet is used for manufacturing and 13,600 square feet is used for administration and product development.

We lease a 132,993 square foot facility in Shenzhen, China, which lease will expire in October 2014.

Item 3. Legal Proceedings

From time to time we may be involved in litigation relating to claims arising in the ordinary course of business. As of the date of this Form 10-K, there are no material legal proceedings pending against us or, to the best of our knowledge, threatened against us.

Item 4. (Removed and Reserved)

Executive Officers of the Registrant

Our executive officers as of December 31, 2010 are as follows:

Peter C. Chang, has served as our Chairman of the Board, Chief Executive Officer, President and Secretary since our formation in December 1995. From 1990 through 1995, Mr. Chang was Division Manager at Hon Hai Holding. From 1984 through 1988, he was an engineer at AlliedSignal Inc. and from 1988 through 1990 was a member of the technology staff at Lucent Bell Labs. Mr. Chang received a B.S. in Mechanical Engineering from the National Taiwan University and an M.S. in Mechanical Engineering from Notre Dame University.

David A. Hubbard, has served as our Vice President, Sales and Marketing since October 1996. From February 1995 to September 1996, Mr. Hubbard was Director of Marketing/Business Development at Tracor/AEL Industries. From 1985 to 1995 Mr. Hubbard held several product line and business management positions at Tyco Electronics/ AMP inc. Mr. Hubbard received his M.S. from University of Connecticut and his B.S. from State University of New York.

Wei-Shin Tsay, Ph.D., has served as our Senior Vice President, Product Development since August 2000. From 1996 through August 2000, Dr. Tsay held various management positions in engineering, operations, and marketing at JDS Uniphase. From 1994 through 1996, Dr. Tsay held various product management positions at Lucent Microelectronics/Optoelectronics Strategic Business Unit. From 1982 through 1994, Dr. Tsay held various engineering and technical management positions at Bell Labs. Dr. Tsay received an M.S. in Manufacturing Systems Engineering from Lehigh University, a Ph.D. in physics from the University of Rochester and a B.S. in Physics at the National Tsing-Hua University in Hsin-Chu, Taiwan.

Anita K. Ho, has served as our Acting Chief Financial Officer since July 2002. From October 2000 to July 2007, Ms. Ho has also served as our Corporate Controller. From 1998 to 2000, Ms. Ho was a Finance Manager at 3Com Corporation. From 1995 through 1998, Ms. Ho was a member of the finance staff at 3Com Corporation. Ms. Ho received a B.S. in Accounting from Soochow University in Taipei, Taiwan.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock, par value $0.001, was traded on the Nasdaq Global Market under the ticker symbol "AFOP" until November 8, 2002, when it began to trade on the Nasdaq Capital Market under the same ticker symbol. The following table summarizes the high and low closing prices for our common stock as reported on the Nasdaq Capital Market.

	High	Low
2010		
First Quarter	$8.25	$5.65
Second Quarter	$8.20	$6.15
Third Quarter	$9.20	$7.05
Fourth Quarter	$15.85	$8.25
2009		
First Quarter	$3.80	$3.10
Second Quarter	$6.25	$3.35
Third Quarter	$7.00	$5.00
Fourth Quarter	$6.40	$5.30

As of March 4, 2011, our common stock was held by 58 stockholders of record (not including beneficial holders of common stock held in street name). We declared a cash dividend of $0.02 per share, in 2009 which was paid in 2010. The Company does not anticipate paying any additional dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

Information regarding securities authorized for issuance under our equity compensation plans can be found under Item 12 of this Annual Report on Form 10-K.

Item 6. Selected Financial Data

Not required.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our Consolidated Financial Statements and Notes thereto.

Recent Accounting Pronouncements

See Note 1 to the Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and estimated effects on results of operations and financial condition, which is incorporated herein by reference.

Critical Accounting Policies and Estimates

There have been no significant changes in the Company's critical accounting policies during the twelve months ended December 31, 2010 as compared to what was previously disclosed in the Company's Form 10-K for the fiscal year ended December 31, 2009 as filed with the SEC.

General

Management's discussion and analysis of our financial condition and results of operations are based on our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, bad debts, inventories, asset impairments, income taxes, contingencies, and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values for assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect management's more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

Revenue Recognition

We recognize revenue upon shipment of our products to customers, provided that we have received a purchase order, the price is fixed, collection of the resulting receivable is reasonably assured and transfer of title and risk of loss has occurred. Subsequent to the sale of our products, we have no obligation to provide any modification or customization upgrades, enhancements or post contract customer support.

Stock-based Compensation Expense

Stock-based compensation expense recognized under ASC 718 was $0.3 million and $0.1 million for the years ended December 31, 2010 and 2009, respectively, as determined by the Binomial Lattice valuation model in 2009 and by the Black-Scholes valuation model in 2010, and represents stock-based compensation expense related to share based compensation arrangements under our stock option plan and our Employee Stock Purchase Plan, or ESPP. The difference between the two models was not material.

Allowance for Doubtful Accounts

Allowances are provided for estimated returns and potential uncollectable trade receivables. Provisions for return allowances are recorded at the time revenue is recognized based on our historical returns, current economic trends and changes in customer demand. Such allowances are adjusted periodically to reflect actual and anticipated experience. We also identify specific accounts considered to have a high risk of uncollectibility and reserve the full amount. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates.

Inventory

Inventories are stated at the lower of cost or market, with cost being determined using standard cost, which approximates actual cost on a first-in, first-out basis. Market value is determined as the lower of replacement cost or net realizable value. Provisions are made for excess and obsolete inventory based on historical usage and management's estimates of future demand. Inventory reserves, once established, are only reversed upon sale or disposition of related inventory.

Valuation of Long-Lived Assets

We review the valuation of long-lived assets and assess the impairment of the assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable due to: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of our use of the assets or the strategy for the overall business; and significant negative industry or economic trends. When we determine that the carrying value of long-lived assets may not be recoverable based on the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. We did not record any asset impairment charge for the years ended December 31, 2010 and 2009, respectively.

Income Taxes

We adopted ASC 740, *Accounting for Uncertainty in Income Taxes* on January 1, 2007. It is our policy to record income tax interest and penalties in the income tax provision. We did not have any material unrecognized tax benefits or uncertain tax positions at December 31, 2010 or 2009.

Overview

We were founded in December 1995 and commenced operations to design, manufacture and market fiber optic interconnect products, which we call our connectivity products, or what we previously called our OPMS products. We have broadened our connectivity product line to include attenuators, planar lightwave circuit splitters, and fused fiber products. In early 1999, we started forming a new product line based in part on our proprietary technology. We started selling our optical passive products, or what we previously called our DWDM products, and other wavelength management products in July 2000. Since introduction, sales of optical passive products have fluctuated with the overall market for these products.

We market and sell our products predominantly through our direct sales force. From our inception through December 31, 2010, we derived the majority of our revenues from our connectivity product line. Our optical passive products contributed as a percentage of revenues 30.9% and 37.5% for the years ended December 31, 2010 and 2009, respectively. In the years ended December 31, 2010 and 2009, our top 10 customers comprised 67% and 63% of our revenues, respectively. Two customers accounted for 16.1% and 14.6% of our revenues in 2010, respectively. Two customers accounted for 15.1% and 14.9% of our revenues in 2009, respectively. Our cost of revenues consists of raw materials, components, direct labor, manufacturing overhead and production start-up costs. We expect that our cost of revenues as a percentage of revenues will fluctuate from period to period based on a number of factors including:

- changes in manufacturing volume;
- costs incurred in establishing additional manufacturing lines and facilities;
- inventory write-downs and impairment charges related to manufacturing assets;
- mix of products sold;
- changes in our pricing and pricing by our competitors;
- mix of sales channels through which our products are sold; and
- mix of domestic and international sales.

Research and development expenses consist primarily of salaries and related personnel expenses, fees paid to outside service providers, materials costs, test units, facilities, overhead and other expenses related to the design, development, testing and enhancement of our products. We expense our research and development costs as they are incurred. We believe that a significant level of investment for product research and development is required to remain competitive. We expect research and development expenses may increase as we intend to continue to invest in our research and product development efforts during 2011.

Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and technical support functions, as well as the costs associated with trade shows, promotional activities and travel expenses. We intend to continue to invest amounts similar to our spending levels in 2010 in our sales and marketing efforts, both domestically and internationally, in order to increase market awareness and to generate sales of our products. However, we cannot be certain that our expenditures will result in higher revenues. In addition, we believe our future success depends upon establishing successful relationships with a variety of key customers.

General and administrative expenses consist primarily of salaries and related expenses for executive, finance, administrative, accounting and human resources personnel, insurance and professional fees for legal and accounting support. We expect general and administrative expenses will increase in absolute dollar to support our revenue growth, higher insurance premiums, and costs associated with compliance with SOX 404 regulations.

We own a controlling interest in the outstanding common stock of Alliance Fiber Optic Products, Ltd (formally named Transian Technology Ltd. Co.), a Taiwan corporation. This majority owned subsidiary is engaged in design and manufacturing of our products.

In December 2000, we established a wholly owned subsidiary, Alliance Fiber Optic Products, in the People's Republic of China, which we have developed as a manufacturing facility. We commenced production at this facility in the third quarter of 2003.

Results of Operations

The following table sets forth the relationship between various components of operations, stated as a percentage of revenues, for the periods indicated.

	Years Ended December 31,	
	2010	2009
Revenues	100.0%	100.0%
Cost of revenues:	65.8	68.7
Gross profit	34.2	31.3
Operating expenses:		
Research and development	7.1	10.0
Sales and marketing	5.3	7.6
General and administrative	8.4	11.2
Total operating expenses	20.8	28.8
Income from operations	13.4	2.5
Interest and other income, net	1.0	2.6
Net Income before tax	14.4	5.1
Income tax	1.2	0.3
Net Income	13.2%	4.8%

Comparison of Fiscal Year 2010 and Fiscal Year 2009

Revenues. Revenues were $45.4 million and $29.8 million for the years ended December 31, 2010 and 2009, respectively. Connectivity products revenue increased to $31.4 million in 2010 from $18.7 million in 2009. Optical passive products revenue increased to $14.0 million in 2010 from $11.2 million in 2009. Revenues increased mainly due to the increased acceptance of our products by our customers which resulted in higher volume shipments partially offset by lower average selling prices.

Cost of Revenues. Cost of revenues in fiscal year 2010 increased to $29.9 million from $20.5 million in fiscal year 2009. Cost of revenues as a percentage of net revenues decreased to 65.8% in fiscal year 2010 from 68.7% in fiscal year 2009. The increase of cost of revenues in 2010 was mainly due to increased volume of products sold.

Gross Profit. Gross profit for the year ended December 31, 2010 was $15.5 million, or 34.2% of revenues, compared with gross profit of $9.3 million, or 31.3% of revenues, in fiscal year 2009. The connectivity products gross profit increased to $11.6 million in 2010 from $6.2 million in 2009. The optical passive products gross profit increased to $4.0 million from $3.1 million in 2009. For the year ended December 31, 2010, the utilization of our factories was higher due to the increased volume shipments of our products, which contributed to higher gross margins. We expect our gross profit as a percentage of revenues in 2011 to remain at levels similar to 2010 levels. However, our average selling prices are declining, which we believe will negatively impact our gross profit and may offset any benefits from improved absorption.

Research and Development Expenses. Research and development expenses increased to $3.2 million in fiscal year 2010 from $3.0 million in fiscal year 2009. The higher research and development expenses were due to higher bonus and capital investments for new product development. As a percentage of revenues, research and development expenses decreased to 7.1% in 2010 from 10.0% in 2009 as a result of increased revenues. The increase in absolute dollars was primarily due to increased headcount and increased material expenses. We expect research and development expenses on our product development efforts may increase as we intend to continue to invest in our research and product development efforts.

Sales and Marketing Expenses. Sales and marketing expenses increased to $2.4 million in fiscal year 2010 from $2.3 million in fiscal year 2009. The higher sales and marketing expenses were due to more bonuses and commissions as a result of higher revenues. As a percentage of revenues, sales and marketing expenses decreased to 5.3% in 2010 from 7.6% in 2009 as a result of increased revenues. We intend to continue to invest amounts similar to our spending levels in 2010 in our sales and marketing efforts, both domestically and internationally, as we work to increase market awareness and to generate additional sales of our products.

General and Administrative Expenses. General and administrative expenses increased to $3.8 million in fiscal year 2010 from $3.3 million in fiscal year 2009. The higher general and administrative expenses were due to higher bonuses, franchise taxes, outside professional fees, and more travel as a result of higher revenue. As a percentage of revenues, general and administrative expenses decreased to 8.4% in 2010 from 11.2% in 2009 as a result of increased revenues. We expect general and administrative expenses will increase to support our revenue growth, and costs associated with SOX 404 compliance.

Stock-Based Compensation. Total stock-based compensation was $0.3 million and $0.1 million for the years ended December 31, 2010 and 2009, respectively.

Interest and Other Income, Net. Interest and other income, net, was $0.5 million and $0.8 million for the years ended December 31, 2010 and 2009, respectively. These amounts consisted primarily of interest income, which fluctuated based on cash balances and changes in interest rates. The decrease in 2010 was due to lower interest income because of lower interest rates.

Provision for Taxes. Our effective alternative minimum tax, or AMT, rate was 20% for federal and 6.7% for state in fiscal 2010. The tax expense was the result of estimated income tax accruals for fiscal 2010 and 2009.

Under a California tax law, effective retroactively to the beginning of 2008, our net operating loss deduction was suspended for 2009 and 2010. Beginning in 2008, the carryforward period for NOLs is extended from 10 to 20 years. Beginning in 2011, we will be permitted to carry back NOLs for two years. Carrybacks will be limited to 50% of NOLs for 2011 and 75% for 2012. Full carrybacks will be allowed beginning in 2013. In addition, our utilization of tax credits is limited to 50% of tax liability in 2009 and 2010 as a result of the law.

As of December 31, 2010, we had approximately $32.3 million and $20.4 million of net operating loss carryforwards for federal and state tax purposes, respectively, which will expire in 2023 for federal and in 2016 for state purposes, if not utilized. We have provided a full valuation allowance against our net deferred tax assets because realization of our deferred tax assets is uncertain due to our history of losses.

Liquidity and Capital Resources

Comparison of Fiscal Year 2010 and Fiscal Year 2009

Net cash provided by operating activities was $5.4 million and $2.8 million in 2010 and 2009, respectively. The increase in our cash provided by operating activities in 2010 was primarily due to increase in net income of $4.6 million, an increase in accounts payable of $1.2 million, and an increase in accrued liabilities of $1.7 million, which was offset by an increase in inventory of $2.5 million, and an increase in accounts receivable of $2.3 million. The decrease in our cash provided by operations in 2009 was primarily due to a decrease in net income of $2.6 million, an increase in accounts receivable of $0.2 million, an increase in prepaid expenses of $0.1 million, and a decrease in accrued liabilities of $0.3 million, which was offset by a decrease in inventory of $0.6 million, and an increase in accounts payable of $0.1 million.

Cash used in investing activities was $7.3 million and $6.5 million in 2010 and 2009, respectively. In 2010, we spent $3.8 million to acquire property and equipment and the net purchase of short-term securities was $3.6 million. In

2009, we spent $0.9 million to acquire property and equipment and the net purchase of short-term securities was $5.6 million.

Cash generated by financing activities was $0.3 million and $0.2 million in 2010 and 2009, respectively. Cash generated by financing activities in 2010 and 2009 was comprised of proceeds from the exercise of options to purchase shares of our common stock and common stock issued through our ESPP, which was offset by payment of a cash dividend and repayment of bank borrowings.

Between November 2004 and September 2007, we entered into two mortgage loans of $0.7 million total with an interest rate of 3.20% and three equipment loans of $0.7 million total with an interest rate of 3.68% in Taiwan, of which two of the equipment loans have matured and were paid off in 2010. The outstanding loans are secured by the building and equipment we own in Taiwan.

Our principal source of liquidity as of December 31, 2010 consisted of $8 million in cash and cash equivalents and $37.3 million interest bearing marketable securities. We believe that our current cash, cash equivalents and short-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, our future growth, including potential acquisitions, may require additional funding. If cash generated from operations is insufficient to satisfy our long-term liquidity requirements, we may need to raise capital through additional equity or debt financings, additional credit facilities, strategic relationships or other arrangements. If additional funds are raised through the issuance of securities, these securities could have rights, preferences and privileges senior to those of the holders of our common stock, and the terms of any debt facility could impose restrictions on our operations. The sale of additional equity or debt securities could result in additional dilution to our stockholders, and additional financing may not be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain additional financing, we may be required to reduce our research and development and marketing expenses. Strategic arrangements, if necessary to raise additional funds, may require us to relinquish our rights to certain of our technologies or products. Our failure to raise capital when needed could harm our business, financial condition and operating results.

Contractual Obligations

Our long-term debt obligations are for principal and interest on mortgage and equipment loans from financial institutions in Taiwan.

In July 2004, we moved into our corporate headquarters in Sunnyvale, California. The lease had a six-year term commencing on July 22, 2004. In June 2010, we renewed the lease for an 18,088 square foot facility in the same building, which lease will expire in January 2016.

In Taiwan, we lease a total of approximately 38,800 square feet in one facility located in Tu-Cheng City, Taiwan. This lease expires at various times from May 2011 to January 2013. In December 2000, we purchased approximately 8,200 square feet of space immediately adjacent to the leased facility for $0.8 million, bringing the total square footage to approximately 47,000 square feet.

We lease a 132,993 square foot facility in Shenzhen, China which lease will expire in October 2014.

The following summarizes our contractual obligations at December 31, 2010 (in thousands):

	Payments Due By Period				
Contractual obligations	Total	Less than 1 year	1-3 Years	4-5 Years	More than 5 Years
Debt Obligations Including Interest Payments	$ 348	$ 110	$ 185	$ 53	$ -
Operating Lease Obligations	2,128	556	1,012	542	18
Total	$ 2,476	$ 666	$ 1,197	$ 595	$ 18

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as such term is defined in rules promulgated by the Securities and Exchange Commission, that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not required.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Consolidated Financial Statements	
Report of Marcum LLP, Independent Registered Public Accounting Firm	25
Report of Stonefield Josephson, Inc., Independent Registered Public Accounting Firm	26
Consolidated Balance Sheets	27
Consolidated Statements of Income	28
Consolidated Statements of Cash Flows	29
Consolidated Statements of Stockholders' Equity	30
Notes to Consolidated Financial Statements	31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the Board of Directors and Shareholders of Alliance Fiber Optic Products, Inc.

We have audited the accompanying consolidated balance sheet of Alliance Fiber Optic Products, Inc. (the "Company") as of December 31, 2010, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alliance Fiber Optic Products, Inc., as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles (United States).

/s/ Marcum LLP

Marcum LLP
San Francisco, California
March 18, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Alliance Fiber Optic Products, Inc.

We have audited the accompanying consolidated balance sheet of Alliance Fiber Optic Products, Inc. (the "Company") as of December 31, 2009, and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alliance Fiber Optic Products, Inc., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Stonefield Josephson, Inc.

Stonefield Josephson, Inc.
San Francisco, California
March 18, 2010

ALLIANCE FIBER OPTIC PRODUCTS, INC.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,	
	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	$ 8,040	$ 8,525
Short-term investments	37,320	31,968
Other current assets	-	1,778
Accounts receivable, net	7,224	4,952
Inventories, net	7,439	4,984
Prepaid expense and other current assets	733	515
Total current assets	60,756	52,722
Property and equipment, net	7,523	4,434
Other assets	170	233
Total assets	$ 68,449	$ 57,389
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 4,931	$ 3,701
Accrued expenses	4,633	3,822
Current portion of bank loan	104	114
Total current liabilities	9,668	7,637
Long-term liabilities:		
Bank loan	231	305
Other long-term liabilities	546	508
Total long-term liabilities	777	813
Total liabilities	10,445	8,450
Commitments and contingencies (Note 10)		
Stockholders' equity		
Common stock, $0.001 par value: 80,000,000 shares authorized; 8,793,636 and 8,489,422 shares issued and outstanding at December 31, 2010 and 2009, respectively	9	8
Additional paid-in-capital	113,707	112,165
Accumulated deficit	(57,784)	(63,796)
Accumulated other comprehensive income	2,072	562
Total stockholders' equity	58,004	48,939
Total liabilities and stockholders' equity	$ 68,449	$ 57,389

The accompanying notes are an integral part of these Consolidated Financial Statements.

ALLIANCE FIBER OPTIC PRODUCTS, INC.
Consolidated Statements of Income
(in thousands, except per share data)

	Years Ended December 31,	
	2010	2009
Revenues	$ 45,406	$ 29,834
Cost of revenues	29,872	20,504
Gross profit	15,534	9,330
Operating expenses:		
Research and development	3,218	2,972
Sales and marketing	2,406	2,276
General and administrative	3,811	3,331
Total operating expenses	9,435	8,579
Income from operations	6,099	751
Interest and other income, net	468	766
Net income before tax	6,567	1,517
Income tax	555	84
Net income	$ 6,012	$ 1,433
Net income per share:		
Basic	$ 0.70	$ 0.17
Diluted	$ 0.69	$ 0.17
Shares used in computing net income per share:		
Basic	8,580	8,405
Diluted	8,759	8,456

The accompanying notes are an integral part of these Consolidated Financial Statements.

ALLIANCE FIBER OPTIC PRODUCTS, INC.
Consolidated Statements of Cash Flows
(in thousands)

	Years Ended December 31,	
	2010	2009
Cash flows from operating activities:		
Net income	$ 6,012	$ 1,433
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,113	1,049
Amortization of stock based compensation	256	112
Loss on disposal of property and equipment	24	93
Provision for inventory valuation	111	(18)
Changes in assets and liabilities:		
Accounts receivable	(2,272)	(244)
Inventories	(2,566)	648
Prepaid expenses and other current assets	(218)	(136)
Other assets	63	(43)
Accounts payable	1,231	129
Accrued expenses	1,660	(264)
Other long-term liabilities	37	30
Net cash provided by operating activities	5,451	2,789
Cash flows from investing activities:		
Purchase of short-term investments	(31,100)	(17,627)
Proceeds from sales and maturities of short-term investments	27,539	12,023
Purchase of property and equipment	(3,782)	(895)
Net cash used in investing activities	(7,343)	(6,499)
Cash flows from financing activities:		
Proceeds from issuance of common stock under ESPP	398	291
Proceeds from the exercise of common stock options	889	41
Payment of dividends	(849)	-
Repayment of bank borrowings	(117)	(139)
Net cash provided by financing activities	321	193
Effect of exchange rate changes on cash and cash equivalents	1,086	(143)
Net decrease in cash and cash equivalents	(485)	(3,660)
Cash and cash equivalents at beginning of year	8,525	12,185
Cash and cash equivalents at end of year	$ 8,040	$ 8,525
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ (9)	$ (11)
Cash paid for income taxes	$ -	$ (111)
Supplemental disclosure of non-cash financing activities:		
Dividend payable to stockholders	$ -	$ (849)

The accompanying notes are an integral part of these Consolidated Financial Statements.

ALLIANCE FIBER OPTIC PRODUCTS, INC.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock		Additional Paid-in	Deferred Stock-based	Retained Earnings (Accumulated	Accumulated Other Comprehensive		Comprehensive
	Shares	Amount	Capital	Compensation	Deficits)	Income/(Loss)	Total	Income
Balance at December 31, 2008	**8,400**	**$ 8**	**$ 110,864**	**$ 857**	**$ (64,380)**	**$ 612**	**$ 47,961**	
Deferred stock-based compensation	-	-	-	112	-	-	112	
Issuance of stock on options	10	-	41	-	-	-	41	
Issuance of stock purchased through ESPP	79	-	291	-	-	-	291	
Issuance of stock dividends	-	-	-	-	(849)	-	(849)	
Comprehensive Income:								
Net income for the year	-	-	-	-	1,433	-	1,433	1,433
Unrealized loss on short-term investments	-	-	-	-	-	(2)	(2)	(2)
Currency translation adjustments	-	-	-	-	-	(48)	(48)	(48)
Comprehensive Income								1,383
Balance at December 31, 2009	**8,489**	**8**	**111,196**	**969**	**(63,796)**	**562**	**48,939**	
Deferred stock-based compensation	-	-	-	256	-	-	256	
Issuance of stock on options	200	1	888	-	-	-	889	
Issuance of stock purchased through ESPP	104	-	398	-	-	-	398	
Comprehensive Income:								
Net income for the year	-	-	-	-	6,012	-	6,012	6,012
Unrealized loss on short-term investments	-	-	-	-	-	12	12	12
Currency translation adjustments	-	-	-	-	-	1,498	1,498	1,498
Comprehensive Income	-	-	-	-	-	-		7,522
Balance at December 31, 2010	**8,793**	**$ 9**	**$ 112,482**	**$ 1,225**	**$ (57,784)**	**$ 2,072**	**$ 58,004**	

The accompanying notes are an integral part of these Consolidated Financial Statements.

ALLIANCE FIBER OPTIC PRODUCTS, INC.

Notes to Consolidated Financial Statements

1. The Company and summary of significant accounting policies

The Company

Alliance Fiber Optic Products, Inc. (the "Company") was incorporated in California on December 12, 1995 and reincorporated in Delaware on October 19, 2000. The Company designs, manufactures and markets fiber optic components for communications equipment manufacturers. The Company's headquarters are located in Sunnyvale, California, and it has operations in Taiwan and China.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates involve those required in the assessment of allowance for sales returns, doubtful accounts and/or potential excess obsolete inventory. Actual results could differ from those estimates.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Foreign currency translation

The Company's operations through foreign subsidiaries use the local currency as their functional currency. All assets and liabilities of the subsidiaries are translated at rates of exchange on the balance sheet date. Revenues and expenses are translated at the average rate of exchange for the period. Gains and losses resulting from foreign currency translation are recorded as a separate component of other comprehensive income in stockholders' equity. Foreign currency transaction gains and losses are recorded in interest and other income and have not been material.

Cash, cash equivalents, and short-term investments

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash deposited in money market, certificate of deposit, and checking accounts.

The Company accounts for its investments under the provisions of Accounting Standards Codification ("ASC") 320 "Investments - Debt and Equity Securities." Investments in highly liquid financial instruments with remaining maturities greater than three months and maturities of less than one year are classified as short-term investments. Financial instruments with remaining maturities greater than one year are classified as long-term investments. Investments in related party companies are included in "Other Assets" in the Consolidated Balance Sheets. All investments are classified as available-for-sale and are reported at fair value using the specific identification method with net unrealized gain/(loss) reported, net of tax as other comprehensive gain/(loss) in stockholders' equity. The fair value of the Company's available-for-sale securities are based on quoted market prices or other methodologies for those investments with no quoted market prices at the balance sheet dates.

The Company's financial instruments also include accounts receivable, accounts payable and debts, and are carried at cost, which approximates the fair value of these instruments.

Fair value of financial instruments

In September 2006, the Financial Accounting Standards Board ("the FASB") issued ASC 820 "Fair Value Measurements." ASC 820 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In October 2008, the FASB issued Financial Staff Position ASC 820 "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active". ASC 820 clarifies the application of ASC 820 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective January 1, 2008, the Company adopted the measurement and disclosure requirements related to financial assets and financial liabilities.

ASC 820 delayed the effective date for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of fiscal 2010.

In February 2007, the FASB issued ASC 825, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115." Under ASC 825, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The Company adopted ASC 825 effective January 1, 2008 and has elected the fair value option for its Auction Rate Securities ("ARS"), as of December 1, 2008. In conjunction with the adoption of ASC 825, the Company accounted for its unrealized loss on its ARS of $1.2 million and $0.8 million in earnings in the year ended December 31, 2010 and 2009, respectively. There is no cumulative effect of a change in accounting principle as a result of adoption of ASC 825 as there was no other comprehensive income/loss from Auction Rate Securities before the adoption of ASC 825.

Allowance for doubtful accounts

The Company performs periodic credit evaluations of customers' financial condition. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability or unwillingness of customers to make required payments. When the Company becomes aware that a specific customer is unable to meet its financial obligations, for example, as a result of bankruptcy or deterioration in the customer's operating results or financial position, the Company records a specific allowance to reflect the level of credit risk in the customer's outstanding receivable balance. In addition, the Company records additional allowances based on historical sales returns. The Company is not able to predict changes in the financial condition of customers, and if circumstances related to customers deteriorate, estimates of the recoverability of trade receivables could be materially affected and the Company may be required to record additional allowances. Alternatively, if the Company provides more allowances than the Company needs, the Company may reverse a portion of such provisions in future periods based on actual collection experience.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined using standard cost, which approximates actual cost on a first-in, first-out basis. Market value is determined as the lower of replacement cost or net realizable value. Provisions are made for excess and obsolete inventory based on historical usage and management's estimates of future demand. Inventory reserves, once established, are only reversed upon sale or disposition of related inventory.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and impairment charges. Depreciation is computed using the straight-line method using estimated useful lives of two to five years for machinery and equipment and five years for furniture and fixtures. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated life of the assets, generally two to four years, or the lease term. Depreciation and amortization expense was $1.1 million in 2010 and $1.0 million in 2009.

Impairment of Long-lived Assets

We review our long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted future cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its estimated fair value based on quoted fair market values.

Revenue recognition

The Company recognizes revenue upon shipment of its products to its customers, provided that the Company has received a purchase order, the price is fixed, collection of the resulting receivable is reasonably assured and transfer of title and risk of loss has occurred. Subsequent to the sale of its products, the Company has no obligation to provide any modification or customization upgrades, enhancements or post contract customer support.

Allowances are provided for estimated returns. A provision for estimated sales return allowances is recorded at the time revenue is recognized based on historical returns, current economic trends and changes in customer demand. Such allowances are adjusted periodically to reflect actual and anticipated experience. Such adjustments, which are recorded against revenue in the period, could be material. The Company accrued $0.02 million and $0.05 million for warranty reserves as of December 31, 2010 and 2009, respectively.

Shipping and handling expenses

Shipping and handling expenses are included in cost of revenue.

Research and development expenses

Research and development costs are expensed as incurred.

Advertising expenses

Advertising costs are expensed as incurred and have not been material.

Sales taxes

The Company accounts for taxes charged to its customers and collected on behalf of taxing authorities on a net basis.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Accounting for Uncertainty in Income Taxes, which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company adopted ASC 740 Accounting for Uncertainty in Income Taxes, which utilizes a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized. The Company has elected to include interest and penalties related to its tax contingencies in income tax expense. The adoption of this interpretation had no material impact and there were no accruals for interest and penalties related to uncertain tax position at the inception date through December 31, 2010. The Company files a U.S. federal tax return and a return with the State of California. The Company has determined that its major tax jurisdictions are the United States and California. The tax years of 2006 through 2009 remain open and subject to examination by the appropriate governmental agencies in the United States or California.

Stock-based compensation

The Company estimates the fair value of the share-based payment awards on the date of grant using an option pricing model. The value of awards that are ultimately expected to vest is recognized as expense over the requisite employee service period.

Comprehensive income

Comprehensive income is defined as the change in equity of a company from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. Comprehensive income consists of cumulative translation adjustments and unrealized gain on short-term investments and is disclosed in the consolidated statements of stockholders' equity.

Recent accounting pronouncements

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, *Improving Disclosure about Fair Value Measurements*. This ASU will add new requirements for disclosures into and out of Levels 1 and 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. It also clarifies existing fair value disclosures about the level of disaggregation, inputs, and valuation techniques. The guidance in the ASU is effective for annual and interim reporting periods in fiscal years beginning after December 15, 2010. The Company does not anticipate the adoption of the new guidance will have a material effect on the Company's consolidated financial statements or results of operations.

2. Reverse Stock Split

On August 27, 2010, the Company effected a 1-for-5 reverse split of its outstanding common stock, pursuant to previously obtained stockholder authorization. The number of authorized shares of common stock was not changed. The reverse stock split reduced the Company's issued and outstanding shares of common stock as of August 27, 2010 from approximately 42,928,188 shares to approximately 8,585,633 shares. All share and per share numbers reflect the reverse split and were applied on a retroactive basis.

3. Stock-based Compensation

ASC 718 requires companies to record compensation expense for stock options measured at fair value, on the date of grant, using an option-pricing model. The fair value of stock options granted prior to June 30, 2010 was determined using the Binomial Lattice Model. The Company adopted the Black-Scholes valuation model for stock options granted after June 30, 2010. The Company believes that the newly adopted model is more appropriate in determining fair value of its stock-based compensation and does not differ materially from the previous valuation model used.

As of December 31, 2010, there were $0.6 million of total unrecognized compensation cost related to share-based compensation arrangements granted under the Company's option plans. The compensation cost is expected to be realized over four years.

For the year ended December 31, 2010, the fair value of stock-based plan awards was estimated using the Black-Scholes valuation model, with the following weighted-average assumptions and fair values as follows:

		Year Ended December 31,
		2010
Expected volatility (percent) *		49.95
Expected term (in years) **		4
Risk-free interest rate (percent) ***		1.07
Expected dividend rate (percent) ****		-
Weighted-average fair value per option granted	$	3.22

* Expected volatility is based on the Company's historical stock price volatility.

** The expected term represents the weighted average period the option is expected to be outstanding and is based primarily on the historical exercise behavior of employees.

*** The risk free interest rate is based on the U.S. Treasury zero-coupon yield with a maturity that approximates the expected life of the option.

**** The expected dividend yield reflects that the Company has no intention to pay dividends in the foreseeable future.

At December 31, 2010 the Company had two stock-based compensation plans. They are: (a) 1997 Stock Option Plan and (b) 2000 Stock Incentive Plan, which are described below.

(a) 1997 Stock Option Plan

In May 1997, the Company adopted its 1997 Stock Plan under which 3,000,000 shares of common stock were reserved for issuance to eligible employees, directors and consultants upon exercise of stock options and stock purchase rights. During the year ended December 31, 2000, an additional 5,200,000 shares were reserved for issuance under the 1997 Stock Plan. Incentive stock options are granted at a price not less than 100% of the fair market value of the Company's common stock and at a price of not less than 110% of the fair market value for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of grant. Nonstatutory stock options are granted at a price not less than 85% of the fair market value of the common stock and at a price not less than 110% of the fair market value for grants to a person who owned more than 10% of the voting power of all classes of stock on the date of the grant. Options granted under the 1997 Stock Plan generally vest over four years and are exercisable for not more than ten years (five years for grants to any person who owned more than 10% of the voting power of all classes of stock on the date of the grant). In November 2000, the 1997 Stock Plan was replaced by the 2000 Stock Incentive Plan.

(b) 2000 Stock Incentive Plan

In November 2000, the Company adopted its 2000 Stock Incentive Plan under which 1,500,000 shares of common stock were reserved for issuance to eligible employees, directors and consultants upon exercise of stock options and stock purchase rights. The plan was amended and restated in 2010 to, among other things, extend the term under which awards may be granted under the plan until March 17, 2020, eliminate a 10 million share ceiling on the aggregate number of shares of common stock that may be issued under the plan, and to include certain qualifying performance criteria and annual award limits so that awards granted under the plan qualify as "performance-based compensation" under the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended.

On January 1 of each year, beginning on January 1, 2001, the number of shares available for grant will automatically increase by the lesser of: (i) 1,700,000 shares; (ii) 5% of the fully diluted outstanding shares of stock on that date; or (iii) a lesser amount as may be determined by the Board of Directors. The Board of Directors determined not to increase the number of shares available under the plan on January 1, 2010 and 2009, respectively. Incentive stock options and nonstatutory stock options are granted at 100% of the fair market value of the Company's common stock on the date of grant. The plan also allows for the grant of restricted stock, stock units and stock appreciation rights.

Options granted under the 2000 Stock Incentive Plan generally vest over four years and are exercisable for not more than ten years.

The following information relates to stock option activity for the year ended December 31, 2010:

	Year Ended December 31, 2010			
Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2009	972,666	$ 6.98		
Granted	192,000	8.14		
Exercised	(199,810)	4.45		
Forfeited	(44,816)	17.43		
Outstanding at December 31, 2010	920,040	$ 7.27	5.6 Years	$ 7,830,601
Vested and expected to vest at December 31, 2010	920,040	$ 7.27	5.6 Years	$ 7,830,601
Exercisable at December 31, 2010	705,068	$ 7.03	4.4 Years	$ 6,192,133

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the closing stock price on the last trading day of the fourth quarter of fiscal 2010 and 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010 and 2009. This amount changes based on the fair market value of the Company's common stock. The total intrinsic value of options exercised for the years ended December 31, 2010 and 2009 were $2.2 million and $18,420, respectively.

The dividend rate was 0% for the year ended December 31, 2010 and 2009.

Cash received from option exercises during the year ended December 31, 2010 and 2009 was approximately $889,000 and $41,000, respectively, and is included within the financing activities section in the accompanying consolidated statements of cash flows.

Information relating to stock options outstanding at December 31, 2010 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding As of 12/31/10	Weighted Average Remaining Contractual Term	Weighted Average Exercise Price	Number Exercisable As of 12/31/10	Weighted Average Exercise Price
$2.00 - $4.50	201,460	4.18	$ 4.38	198,792	$ 4.38
$4.55 - $4.80	155,280	3.83	$ 4.70	155,280	$ 4.70
$5.95 - $7.80	144,750	3.98	$ 7.56	133,746	$ 7.69
$7.95 - $7.95	157,000	9.56	$ 7.95	-	$ -
$8.25 - $10.10	196,000	6.77	$ 9.71	153,700	$ 9.87
$10.30 - $31.90	65,550	4.67	$ 12.66	63,550	$ 12.74
	920,040	5.59	$ 7.27	705,068	$ 7.03

Options exercisable as of December 31, 2010 and 2009 were 705,068 and 927,520 at an average exercise price of $7.03 and $7.00 per share, respectively.

Employee Stock Purchase Plan

In November 2000, the Company adopted its 2000 Employee Stock Purchase Plan (the "Plan"). The Company reserved 1,500,000 shares of common stock for issuance under the Plan. On the first day of January each year beginning January 1, 2001, additional shares of common stock are reserved for issuance under the Plan as determined by the Board of Directors. The plan limits the annual increase to the lesser of 1% of the Company's issued and outstanding common stock or 1,000,000 shares. The Plan provides eligible employees with the opportunity to acquire shares of common stock at a price of 85% of the lower of the fair market value of the common stock on the first day of the offering period or the last day of the offering period, whichever is lower. The Plan is structured as a qualified employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. However, the Plan is not intended to be a qualified pension, profit sharing or stock bonus plan under Section 401(a) of the 1986 Code and is not subject to the provisions of the Employee Retirement Security Act of 1974. The Board may amend, suspend, or terminate the Plan at any time without notice. A total of 104,398 and 79,145 shares were issued under the Plan in 2010 and 2009, respectively.

The following information relates to the Plan:

	2010	2009
Weighted average fair value per share of shares purchased	$ 3.82	$ 0.87
Total compensation expense for ESPP	$ 168,123	$ 92,504
Total amount of cash received from the purchase of stock through ESPP	$ 398,329	$ 290,859
Total intrinsic value of ESPP stock purchased at December 31st	$ 1,238,203	$ 184,013

There were 59,650 shares available for future issuance under the Employee Stock Purchase Plan as of December 31, 2010.

The following table summarizes employee stock-based compensation expense resulting from stock options and the employee stock purchase plan (in thousands):

	Years Ended December 31,	
	2010	2009
Included in cost of revenue:	$ 85	$ 48
Included in operating expenses:		
Research and development	32	22
Sales and marketing	38	11
General and administrative	101	31
Total	171	64
Total stock-based compensation expense	$ 256	$ 112

4. Net Income per Share

Basic net income per share is computed by dividing net income for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the combination of dilutive common share equivalents, comprised of shares issuable under the Company's stock-based compensation plans, and the weighted average number of common shares outstanding during the period. There were no incremental dilutive common share equivalents in the periods presented.

The following table sets forth the computation of basic and diluted net income per share for the years indicated (in thousands, except per share amounts):

	Years Ended December 31,	
	2010	2009
Numerator:		
Net income attributable to common stockholders	$ 6,012	$ 1,433
Denominator:		
Shares used in computing net income per share:		
Weighted average of common shares outstanding		
Basic	8,580	8,405
Diluted	8,759	8,456
Net income per share attributable to common stockholders		
Basic	$ 0.70	$ 0.17
Diluted	$ 0.69	$ 0.17

The following outstanding options that were out-of-the money were excluded from the computation of diluted net income per share (in thousands) as the effect would have been anti-dilutive:

	Years Ended December 31,	
	2010	2009
Options to purchase common stock	256	51

ALLIANCE FIBER OPTIC PRODUCTS, INC.

Notes to Consolidated Financial Statements

5. Balance Sheet Components (in thousands)

	December 31, 2010	December 31, 2009
Cash and cash equivalents:		
Cash	$ 2,846	$ 4,274
Money market instruments and funds	5,194	4,251
	$ 8,040	$ 8,525
Accounts receivable, net:		
Accounts receivable	$ 7,345	$ 5,073
Less: Allowance for doubtful accounts and sales returns	(121)	(121)
	$ 7,224	$ 4,952
Allowance for doubtful accounts and sales returns:		
Balance at beginning of year	$ 121	$ 121
Utilized	-	-
Balance at end of year	$ 121	$ 121
Inventories, net:		
Finished goods	$ 2,211	$ 1,595
Work-in-process	2,713	1,721
Raw materials	2,515	1,668
	$ 7,439	$ 4,984
Accrued expenses:		
Compensation Costs	$ 3,334	$ 2,135
Professional fees	35	123
Outside commission	309	197
Royalities	32	40
ESPP	102	91
Deferred rent	(2)	34
Warranty	20	45
Operating related (Taiwan and China)	416	200
Income tax	188	(29)
Dividend payable	-	849
Others	199	137
	$ 4,633	$ 3,822
Other long-term liabilities:		
Accrued pension liability (Taiwan)	$ 528	$ 463
Other liabilities	18	45
	$ 546	$ 508
Accumulated other comprehensive Income:		
Cumulative translation adjustments	$ 2,060	$ 562
Unrealized gain on short-term investments	12	-
	$ 2,072	$ 562

6. Property and Equipment, Net

(in thousands)	December 31, 2010	December 31, 2009
Machinery and equipment	$ 13,022	$ 9,574
Furniture and fixtures	585	524
Leasehold improvements	1,213	1,000
Building and equipment prepayments	1,366	1,240
	16,186	12,338
Less: Accumulated depreciation	(8,663)	(7,904)
Total property and equipment, net	$ 7,523	$ 4,434

7. Income Taxes

The components of income before income taxes are as follows (in thousands):

	Years Ended December 31, 2010	Years Ended December 31, 2009
Income subject to domestic income taxes only	$ 3,054	$ 743
Income subject to foreign income taxes only	3,514	774
Total	$ 6,568	$ 1,517

The components of income tax provisions by jurisdiction are as follows (in thousands):

	Years Ended December 31, 2010	**Years Ended December 31, 2009**
Federal	$ 39	$ 16
State	192	67
Foreign	325	-
	$ 556	$ 83

The following is a reconciliation of the effective tax rates and the United States statutory federal income tax rate:

	Years Ended December 31,	
	2010	2009
Statutory federal income tax rate	(34.0) %	(34.0) %
State income tax	(5.9)	(5.9)
Stock compensation	0.7	(2.9)
Net operating loss carryforward	19.0	38.6
Minimum tax	(4.3)	(4.0)
Foreign tax differential	13.0	4.6
Research and development credits	0.2	0.5
Manufacturers investment credits	3.5	1.6
Valuation allowance	(3.8)	(0.5)
Other	3.1	(3.5)
Effective tax rate	(8.5) %	(5.5) %

Deferred tax assets consisted of the following (in thousands):

	Years Ended December31,	
	2010	2009
Deferred tax assets:		
Net operating loss carryforwards	$ 12,175	$ 13,394
Credit carryforwards	2,021	2,251
Depreciation and amortization	(2)	4
Stock compensation	322	370
Accruals and allowances	733	706
Total	15,249	16,725
Less: valuation allowances	(15,249)	(16,725)
Net deferred tax assets	$ -	$ -

As of December 31, 2010, the Company has a net operating loss carryforward of approximately $32.3 million for federal and $20.4 million for state tax purposes. If not utilized, these carryforwards will begin to expire in 2023 for federal and in 2016 for state purposes.

As of December 31, 2010, the Company has research credit carryforwards of approximately $1.2 million and $0.9 million for federal and state income tax purposes, respectively. If not utilized, the federal carryforward will expire in various amounts beginning in 2019. The California tax credit can be carried forward indefinitely.

Based upon the weight of available evidence, which includes the Company's historical operating performance and the accumulated deficit, the Company provided a full valuation allowance against net deferred tax asset.

Management has analyzed Internal Revenue Code Section 382 and has concluded no 50% change in ownership has occurred which would cause a net operating loss or tax credit carryforward limitation.

For U.S. tax purposes, China and Taiwan are considered "regarded" entities (i.e. controlled foreign corporations or CFC's). As of the date hereof, management intends to reinvest China and Taiwan's combined earnings of $1.8 million so no deferred tax effect is computed in accordance with ABP 23.

8. Concentrations of Certain Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company limits the amount of deposits in any one financial institution and any one financial instrument. The Company invests its excess cash principally in certificates of deposit, debt instruments issued by high-credit quality financial institutions and corporations and money market accounts with financial institutions in the United States.

The Company performs periodic credit evaluations of its customers' financial condition, and limits the amount of credit extended when deemed necessary, but generally does not require collateral.

At December 31, 2010, one customer accounted for 23.6% of the Company's accounts receivable. At December 31, 2009, three customers accounted for 16.0%, 15.6% and 11.7% of the Company's accounts receivable, respectively.

Two customers accounted for 16.1% and 14.6% of revenues in the year ended December 31, 2010, respectively. Two customers accounted for 15.1% and 14.9% of revenues in the year ended December 31, 2009, respectively. Certain components used in manufacturing the Company's products have relatively few alternative sources of supply, and establishing additional or replacement suppliers for such components cannot be accomplished quickly.

9. Geographic Segment Information

The Company operates in a single industry segment. This industry segment is characterized by rapid technological change and significant competition.

The following is a summary of the Company's revenues generated by geographic segments, revenues generated by product lines and identifiable assets located in these segments (in thousands):

	Years Ended December 31,	
	2010	2009
Revenues		
North America	$ 20,416	$ 14,721
Europe	11,624	7,085
Asia	13,366	8,028
	$ 45,406	$ 29,834

	Years Ended December 31,	
	2010	2009
Revenues		
Connectivity Products	$ 31,362	$ 18,658
Optical Passive Products	14,044	11,176
	$ 45,406	$ 29,834

	Years Ended December 31,	
	2010	2009
Property and Equipment, net		
United States	$ 79	$ 93
Taiwan	$ 3,589	$ 2,321
China	3,855	2,020
	$ 7,523	$ 4,434

10. Commitments and Contingencies

Litigation: From time to time, the Company may be involved in litigation in the normal course of business. As of the date of these financial statements, the Company is not aware of any material legal proceedings pending or threatened against the Company.

Off-Balance Sheet Arrangements: The Company had no off-balance sheet arrangements as of December 31, 2010 and 2009, respectively.

Indemnification and Product Warranty: The Company indemnifies certain customers, suppliers and subcontractors for attorney fees and damages and costs awarded against these parties in certain circumstances in which products are alleged to infringe third party intellectual property rights, including patents, trade secrets, trademarks or copyrights. In all cases, there are limits on and exceptions to the potential liability for indemnification relating to intellectual property infringement claims. The Company cannot estimate the amount of potential future payments, if any, that might be required to make as a result of these agreements. As of December 31, 2010, the Company has not paid any claim or been required to defend any action related to indemnification obligations, and accordingly, the Company has not accrued any amounts for such indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

The Company generally warrants products against defects in materials and workmanship and non-conformance to specifications for varying lengths of time. If there is a material increase in customer claims compared with historical experience, or if costs of servicing warranty claims are greater than expected, the Company may record a charge against cost of revenues. The Company accrued $0.02 million and $0.05 million warranty reserves as of December 31, 2010 and 2009, respectively.

Operating Leases: The Company leases certain office space under long-term operating leases expiring at various dates through 2016. Total rent expense under these operating leases was approximately $0.7 million and $0.8 million for the years ended December 31, 2010 and 2009, respectively.

Total future minimum lease payments under operating leases as of December 31, 2010 are summarized below (in thousands):

Years ending December 31,		
2011	$	556
2012		637
2013		375
2014		331
2015 and after		229
Total	$	2,128

11. Bank Loans

In November 2004, the Company entered into a ten-year loan of $0.5 million in Taiwan with an interest rate of 2.3% for the first two years and 3.6% for the following years. In November 2006, the Company entered into a seven-year loan of $0.2 million in Taiwan with an interest rate of 2.8%. Both loans are secured by the Company's building in Taiwan. The net book value of the building was $0.5 million as of December 31, 2010.

In April 2005, the Company entered into a five-year equipment loan of $0.2 million in Taiwan with an interest rate of 2.9% for the first year and 3.7% for the following years which has paid off in April 2010. In September 2007, the Company entered into a three-year equipment loan of $0.04 million with an interest rate of 3.68% which has paid off in September 2010. In September 2007, the Company also entered a five-year equipment loan of $0.1 million with an interest rate of 3.68%.

Payments due under bank loans as of December 31, 2010 are as follows (in thousands)

Years ending December 31,		
2011	$	110
2012		103
2013		82
2014		53
Total payment		348
Less: Amounts representing interest		(13)
Present value of net remaining payments		335
Less: current portion		(104)
Long-term portion	$	231

12. Related Party Transactions

As of March 5, 2010, based on information filed with the SEC, Foxconn Holding Limited was a holder of 18.2% of the Company's common stock. In the normal course of business, the Company sells products to and purchases raw materials from Hon Hai Precision Company Limited, who is the parent company of Foxconn Holding Limited. These transactions were made at prices and terms consistent with those of unrelated third parties. Sales of products to Hon Hai Precision Industry Company Limited were four thousand dollars and $0.01 million in the years ended December 31, 2010 and 2009, respectively. Purchases of raw materials from Hon Hai Precision Company Limited were $2.3 million and $2.0 million in the years ended December 31, 2010 and 2009 respectively. Amounts due from Hon Hai Precision Company Limited were four thousand dollars and $0 at December 31, 2010 and 2009, respectively. Amounts due to Hon Hai Precision Company Limited were $0.5 million and $0.7 million at December 31, 2010 and 2009, respectively.

13. Fair Value of Financial instruments

Effective January 1, 2008, the Company adopted ASC 820 which provides a definition of fair value, establishes a hierarchy for measuring fair value under generally accepted accounting principles, and requires certain disclosures about fair values used in the financial statements. ASC 820 does not extend the use of fair value beyond what is currently required by other pronouncements, and it does not pertain to stock-based compensation under ASC 718, *Share-Based Payments* or to leases under ASC 840, *Accounting for Leases*.

In February 2008, FASB Staff Position ASC 820 was issued. This FSP provides a one year deferral of the effective date of ASC 820 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, the Company has adopted the provisions of ASC 820 with respect to financial assets and liabilities only.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

- Level 1 – Inputs are based upon quoted prices in active markets for identical assets or liabilities.
- Level 2 – Are based upon inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 — Inputs are generally unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company measures the following financial assets at fair value on a recurring basis. The fair value of these financial assets at December 31, 2010 (in thousands) was as follows:

		Fair Value Measurements at Reporting Date Using		
	Balance at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents:				
Money market mutual funds	$ 5,194	$ 5,194	$ -	$ -
Marketable Securities:				
Time deposits	21,578	21,578	-	-
Commercial paper	2,994	-	2,994	-
Corporate bonds	12,748	-	12,748	-
Total	$ 42,514	$ 26,772	$ 15,742	$ -

The fair value of these financial assets at December 31, 2009 (in thousands) was as follows:

		Fair Value Measurements at Reporting Date Using		
	Balance at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents:				
Money market mutual funds	$ 4,251	$ 4,251	$ -	$ -
Marketable Securities:				
Time deposits	11,519	11,519	-	-
Corporate bonds	6,127	6,127	-	-
Auction rate securities	14,322	-	-	14,322
Auction rate securities - Rights	1,778	-	-	1,778
Total	$ 37,997	$ 21,897	$ -	$ 16,100

As of December 31, 2010, the Company held investments in corporate bonds, commercial paper, certificates of deposit, and money market securities. The Company's cash and cash equivalents are comprised of investments with original maturities of 90 days or less from the date of purchase and these investment instruments are classified within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets. The Company's short-term investments are comprised of corporate bonds, certificates of deposit and commercial paper with original maturities of 91 days or more from the date of purchase. These investment instruments are classified within Level 2 of the fair value hierarchy because they are valued based on quoted market prices in active markets.

As of December 31, 2010, the Company held no investments in auction rate security ("ARS"). Since February 2008, all ARS investments in the Company's portfolio had experienced failed auctions. The Company's ARS investments have been classified within Level 3 as their valuation required substantial judgment and estimation of factors that were not currently observable in the market due to the lack of trading. The Company estimated the fair value of its ARS based on estimates contained in broker statements that were compiled utilizing Level 3 inputs including, but not limited to factors such as tax status, credit quality, duration, insurance wraps and the portfolio composition of The Federal Family Education Loan Program loans.

In November 2008, the Company accepted an offer from UBS, the Company's investment advisor, granting the Company the right to require UBS to purchase the Company's ARS at their par value of $16.3 million anytime during the two-year period beginning June 30, 2010 ("Right"). As of December 31, 2010, UBS had exercised the Rights for the settlement of $15.9 million in total and the full cash value of the Company's ARS was redeemed at par value. As of December 31, 2010, issuers completed calls of the ARS at par and the Company received settlement of $0.4 million in total.

In conjunction with the adoption of ASC 825, the Company elected the fair value option for its ARS and the Right. Since the Right is directly related to the Company's ARS investments, the Company elected the fair value option for these financial assets and they have been classified within Level 3 as ARS investments. In conjunction with the adoption of ASC 825, the Company elected a one-time transfer of ARS subject to settlements from available-for-sale to the trading category.

The following table provides a reconciliation of the beginning and ending balance for the assets measured at fair value using significant unobservable inputs (level 3) (in thousands):

	Significant Unobservable Inputs (Level 3)
Fair value December 31, 2009	$ 16,100
Gain on short-term investment	1,203
Loss on other assets	(1,203)
Sales of short-term investments	(16,100)
Fair value December 31, 2010	$ -

14. Subsequent Event – Restatement of Rights Agreement

On March 10, 2011 (the "Restatement Date"), the Company and American Stock Transfer & Trust Company, LLC, a New York banking corporation acting as rights agent (the "Rights Agent"), entered into an Amended and Restated Rights Agreement (the "Restated Agreement"). The Restated Agreement amends and restates an original Rights Agreement dated as of May 29, 2001 (the "Original Agreement"), to among other things: (i) amend and otherwise adjust the "Rights" issued pursuant to the Original Agreement such that a single Right (*i.e.*, the right to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock, par value $0.001 per share (the "Preferred Stock") at a price of $80.00 per one one-thousandth of a share (the "Purchase Price")) is, as of the Restatement Date, associated with each share of the Company's Common Stock and (ii) extend the final expiration date for the Rights by ten (10) years to May 29, 2021.

Rights were initially distributed under the Original Agreement to holders of the Common Stock at a rate of one Right for each share of Common Stock. Since the occurrence of a one-for-five split of the Common Stock at the close of business on August 27, 2010, five Rights had been associated with each outstanding share of Common Stock. The Restated Agreement restores the initial one Right per share of Common Stock ratio of the Original Agreement, but is subject to adjustment following the Restatement Date as provided in the Restated Agreement.

Rights continue to be attached to all outstanding shares of Common Stock, and no separate Rights certificates have been distributed. Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earliest of the following: (i) a public announcement that a person, entity or group of affiliated or associated persons and/or entities (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (other than (A) as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders, (B) the Company, any subsidiary of the Company or any employee benefit plan of the Company or any subsidiary, (C) Foxconn Holding Limited (which owned in excess of fifteen percent (15%) of the outstanding shares of Common Stock when the Original Agreement was implemented), so long as such entity, together with its affiliated or associated persons and/or entities, does not increase its beneficial ownership by more than one percent (1%) of the outstanding shares of Common Stock above the percentage held in May 2001 (or such lesser percentage as may result following any transfer of securities after such date until Foxconn beneficially owns less than fifteen percent (15%) of the outstanding shares of Common Stock)) and (D) certain other instances set forth in the Restated Agreement); or (ii) ten (10) business days (unless such date is extended by the Board of Directors) following the commencement of a tender offer or exchange offer which would result in any person, entity or group of affiliated or associated persons and/or entities becoming an Acquiring Person (unless such tender offer or exchange offer is a Permitted Offer (defined below)).

Until the Distribution Date (or earlier redemption or expiration of the Rights, if applicable), (i) the Rights will be evidenced (x) with respect to any uncertificated shares of Common Stock, by the registration of the shares of Common

Stock in the Company's share register in the names of the holders thereof, and (y) with respect to any certificates for Common Stock, by such Common Stock certificates, and (ii) the surrender for transfer of any certificates for outstanding Common Stock will also constitute the transfer of the Rights associated with such Common Stock, and the registration of transfer of ownership of any uncertificated shares of Common Stock will also constitute the transfer of the Rights associated with such shares of Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) May 29, 2021, (ii) consummation of a merger transaction with a person, entity or group who (x) acquired Common Stock pursuant to a Permitted Offer and (y) is offering in the merger the same price per share and form of consideration paid in the Permitted Offer or (iii) redemption or exchange of the Rights by the Company as described below.

The number of Rights associated with each share of Common Stock shall be proportionately adjusted, from and after the Restatement Date, to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock. The Purchase Price payable, and the number of one one-thousandths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time, from and after the Restatement Date, to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights, options or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings) or of subscription rights, options or warrants (other than those referred to above). With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent (1%) in such Purchase Price.

In the event that, after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, the Company is involved in a merger or other business combination transaction (whether or not the Company is the surviving corporation) or fifty percent (50%) or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (other than an Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of either the Company, in the event that it is the surviving corporation of a merger or consolidation, or the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two (2) times the Purchase Price (such right being called the "Merger Right"). In the event that a person, entity or group becomes the beneficial owner of fifteen percent (15%) or more of the outstanding shares of Common Stock (unless pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined prior to the date of the first acceptance of payment for any of such shares by at least a majority of the members of the Board of Directors who are not officers of the Company and are not Acquiring Persons (or affiliated or associated persons and/or entities thereof) to be fair to and in the best interests of the Company and its stockholders (a "Permitted Offer")), then proper provision shall be made so that each holder of a Right will, for a sixty (60) day period (subject to extension under certain circumstances) thereafter, have the right to receive upon exercise that number of shares of Common Stock (or, at the election of the Company, which election may be obligatory if sufficient authorized shares of Common Stock are not available, a combination of Common Stock, property, other securities (e.g., Preferred Stock) and/or cash (including by way of a reduction in the Purchase Price)) having a market value of two (2) times the Purchase Price (such right being called the "Subscription Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right. Notwithstanding the foregoing, upon the occurrence of any of the events giving rise to the exercisability of the Merger Right or the Subscription Right, any Rights that are or were at any time after the Distribution Date owned by an Acquiring Person (or affiliated or associated persons and/or entities thereof) shall immediately become null and void.

At any time prior to the earlier to occur of (i) a person, entity or group becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Company may, following a person, entity or group becoming an Acquiring Person, redeem the then outstanding Rights in whole, but not in part, at the Redemption Price (i) if such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person (or certain related persons and/or entities) or (ii) following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as the Acquiring Person triggering the Subscription Right beneficially owns securities representing less than fifteen percent (15%) of the outstanding shares of Common Stock and at the time of redemption there are no other Acquiring Persons. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after ten (10) business days' prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Subject to applicable law, the Board of Directors, at its option, may at any time after a person, group or entity becomes an Acquiring Person (but not after the acquisition by such Acquiring Person of fifty percent (50%) or more of the outstanding shares of Common Stock), exchange all or part of the then outstanding and exercisable Rights (except for Rights which have become void) for shares of Common Stock at a rate of one share of Common Stock per Right (subject to adjustment) or, alternatively, for substitute consideration consisting of cash, securities of the Company or other assets (or any combination thereof).

The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of Common Stock, but in no event less than $25.00. In the event of liquidation, the holders of shares of Preferred Stock will receive a preferred liquidation payment equal, per share, to the greater of $1,000.00 or 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions. Fractional shares of Preferred Stock will be issuable; however, the Company may elect to (i) distribute depositary receipts in lieu of such fractional shares and (ii) make an adjustment in cash, in lieu of fractional shares other than fractions that are multiples of one one-thousandth of a share, based on the market price of the Preferred Stock prior to the date of exercise.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights should not be taxable to stockholders or to the Company, holders of Rights may, depending upon the circumstances, recognize taxable income in the event (i) that the Rights become exercisable for (x) Common Stock or Preferred Stock (or other consideration) or (y) common stock of an acquiring company in the instance of the Merger Right as set forth above or (ii) of any redemption or exchange of the Rights as set forth above.

The Company and the Rights Agent retain broad authority to amend the Restated Agreement; however, following any Distribution Date any amendment may not adversely affect the interests of holders of Rights.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. We maintain "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, or the Exchange Act, that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Acting Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Our disclosure controls and procedures have been designed to meet reasonable assurance standards. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Acting Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

There were no changes in our internal control over financial reporting that occurred in the fourth quarter of 2010 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining internal control over our financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As of the end of the fiscal year, an evaluation was performed under the supervision and with the participation of our management, including the Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of our internal control over financial reporting (as defined in Section 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, and sections 302 and 404 of the Sarbanes-Oxley Act) based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As part of this evaluation, we analyzed and tested our processes for control effectiveness (controls which reasonably assure accurate and complete financial information in accordance with GAAP), prevention of acts of fraud and transactions being approved by management. When necessary, we confirmed that appropriate corrective action (including process improvements) had been undertaken.

Based on the evaluation as of the end of the fiscal year 2010, the Company's Chief Executive Officer and Acting Chief Financial Officer have concluded that our internal controls over financial reporting were effective.

Item 9B. Other Information

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item is incorporated by reference from the information under the caption "Election of Directors" contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Company's 2011 Annual Meeting of Stockholders to be held on April 28, 2011 (the "Proxy Statement"). Certain information required by this item concerning executive officers is set forth in Part I of this Report under the caption "Executive Officers of the Registrant."

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. This disclosure is contained in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Richard Black (Chairperson), James C. Yeh and Ray Sun, all of whom meet the independence standards established by The Nasdaq Stock Market for serving on an audit committee. The Board of Directors has determined that Richard Black is an "audit committee financial expert" as defined by SEC regulations.

The Company's Board of Directors adopted a Code of Ethics for all of its directors and officers on March 24, 2004. The Company's Code of Ethics is available on the Company's website at http://www.afop.com. To date, there have been no waivers under the Company's Code of Ethics. The Company will post any waivers, if and when granted, under its Code of Ethics, on the Company's website at http://www.afop.com.

Item 11. Executive Compensation

The information required by this item is incorporated by reference from the information under the captions "Election of Directors — 2010 Director Compensation," and "Executive Compensation," contained in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference from the information under the caption "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement.

Equity Compensation Plan Information

Set forth in the table below is certain information regarding the Company's equity compensation plans as of December 31, 2010:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	920,040 (1)	$ 7.27	723,115 (2)
Equity compensation plans not approved by security holders	-	-	-
Total	920,040	$ 7.27	723,115

(1) Includes shares to be issued upon exercise of outstanding options granted under the 1997 Stock Plan and the 2000 Stock Incentive Plan. Options to purchase shares of the Company's Common Stock are no longer granted under the 1997 Stock Plan.

(2) Includes:

(i) 663,465 shares reserved for issuance under the Company's 2000 Stock Incentive Plan. The number of shares reserved for issuance under the Company's 2000 Stock Incentive Plan will be increased on the first day of the Company's fiscal year by the lesser of 1,700,000 shares, 5% of the fully diluted outstanding shares of the Company's common stock on that date or a lesser amount determined by the Company's Board of Directors. There was no increase on January 1, 2010 because the Board determined there were enough shares available for issuance in 2010 pursuant to the Plan. Stock options, restricted stock, restricted stock units or stock appreciation rights may be awarded under the 2000 Stock Incentive Plan.

(ii) 59,650 shares reserved for issuance under the Company's ESPP. The number of shares reserved for issuance under the ESPP increases on the first day of the Company's fiscal year through 2010 by an amount as may be determined by the Board of Directors, or, if less, the lesser of 1,000,000 shares or 1.0% of the outstanding common stock on that date. The ESPP permits eligible employees to contribute up to 20% of cash compensation toward the semi-annual purchase of the Company's common stock. The purchase price per share is 85% of the fair market value on the last trading day prior to the beginning of the six-month period at which an eligible employee is enrolled; or the fair market value on the last trading day of the month in which the six-month period expired, whichever is lower.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference from the information contained under the caption "Election of Directors - Certain Relationships and Related Party Transactions", and "Election of Directors – Board Structure, Independence, Meetings and Committees" contained in the Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated by reference from the information set forth under the caption "Ratification of Independent Registered Public Accountant—Principal Accountant Fees and Services" and " — Pre-Approval Policies and Procedures" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this report:

(1) Financial Statements

Reference is made to the index to Consolidated Financial Statements under Item 8 of Part II hereof.

(2) Financial Statement Schedules

Schedules have been omitted because they are not applicable or the information required to be set forth therein is included in the Consolidated Financial Statements or Notes thereto.

(3) Exhibits

See the List of Exhibits, which follows the signature pages of this report and is incorporated herein by reference.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIANCE FIBER OPTIC PRODUCTS, INC.

Date: March 18, 2011

By /s/ Peter C. Chang
Peter C. Chang
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Peter C. Chang and Anita K. Ho, and each of them, his true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any amendments to this report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or their substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Peter C. Chang Peter C. Chang	President, Chief Executive Officer (Principal Executive Officer) and Chairman	March 18, 2011
/s/ Anita K. Ho Anita K. Ho	Acting Chief Financial Officer (Principal Financial and Accounting Officer)	March 18, 2011
/s/ Richard Black Richard Black	Director	March 18, 2011
/s/ Gwong-Yih Lee Gwong-Yih Lee	Director	March 18, 2011
/s/ Ray Sun Ray Sun	Director	March 18, 2011
/s/ James C. Yeh James C. Yeh	Director	March 18, 2011

EXHIBIT INDEX

Exhibit Number	Description of Document
3(i).1	Integrated copy of the Amended and Restated Certificate of Incorporation of the Company.
3(i).2	Reserved.
3(ii).1	Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3(ii).3 to the Company's Registration Statement on Form S-1 (File No. 333-45482)).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002).
4.2	Amended and Restated Rights Agreement dated as of August 31, 2000 (incorporated by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-1 (File No. 333-45482)).
4.3	Amended and Restated Rights Agreement dated as of March 10, 2011 between the Company and American Stock Transfer and Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company's Form 8-A/A (File No. 000-31857)).
10.1#	1997 Stock Plan and form of agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-45482)).
10.2#	Form of Indemnification Agreement between the Company and its officers and directors (incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-1 (File No. 333-45482)).
10.3#	Alliance Fiber Optic Products, Inc. 2000 Stock Incentive Plan, as amended and restated, (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010).
10.4#	Alliance Fiber Optic Products, Inc. 2000 Employee Stock Purchase Plan (as amended and restated effective November 1, 2010) (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010).
10.5#	Alliance Fiber Optic Products, Inc. 1997 Stock Plan Stock Option Agreement dated May 2, 2000 between Peter C. Chang and the Company (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-45482)).
10.6	Lease Agreement dated April 5, 2004 by and between Moffett Office Park Investors LLC and Alliance Fiber Optic Products, Inc. (incorporated by reference to Exhibit 10.13 to Company's Quarterly Report on Form 10-QSB for period ended June 30, 2004).
10.7#	Form of Stock Option Agreement under the Alliance Fiber Optic Products, Inc. 2000 Stock Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010).
10.8	Lease dated June 2, 2010 by and between Arden Realty Limited Partnership and Alliance Fiber Optic Products, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010).
21.1	Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2000).
23.1	Consent of Marcum LLP., Independent Registered Public Accounting Firm.
23.2	Consent of Stonefield Josephson, Inc., Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 53 of this Form 10-K)
31.1	Rule 13a–14(a) certification of Chief Executive Officer.
31.2	Rule 13a–14(a) certification of Acting Chief Financial Officer.
32.1**	Statement of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350).
32.2**	Statement of Acting Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350).

** In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release No. 34-47986, the certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purpose of

Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

# Indicates management contract or compensatory plan or arrangement.

Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in the Registration Statement of Alliance Fiber Optic Products, Inc. on Form S-8 (Nos. 333-170053, 333-141656, 333-158316, 333-50998, 333-50926, 333-54864, 333-54874, 333-119710, 333-119711, 333-123648, 333-123649 and 333-132801) of our report dated March 18, 2011, with respect to our audit of the consolidated financial statements of Alliance Fiber Optic Products, Inc. as of December 31, 2010 and for the year then ended, which report is included in this Annual Report on Form 10-K of Alliance Fiber Optic Products, Inc. for the year ended December 31, 2010.

/s/ Marcum LLP

Marcum LLP
San Francisco, California
March 18, 2011

Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT

We consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-141656, 333-158316, 333-50998, 333-50926, 333-54864, 333-54874, 333-119710, 333-119711, 333-123648, 333-123649 and 333-132801) of Alliance Fiber Optic Products, Inc. of our report dated March 18, 2010, with respect to the consolidated balance sheet of Alliance Fiber Optic Products, Inc. as of December 31, 2009 and the related consolidated statements of income, stockholder's equity, and cash flows for the year ended December 31, 2009.

/s/ Stonefield Josephson, Inc.

Stonefield Josephson, Inc.
San Francisco, California
March 18, 2011

Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for the Period Ended December 31, 2010

CERTIFICATION

I, Peter C. Chang, certify that:

1. I have reviewed this annual report on Form 10-K of Alliance Fiber Optic Products, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 18, 2011

By /s/Peter C. Chang
Peter C. Chang
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Certification of the Acting Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 for the Period Ended December 31, 2010

CERTIFICATION

I, Anita K. Ho, certify that:

1. I have reviewed this annual report on Form 10-K of Alliance Fiber Optic Products, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 18, 2011

By /s/Anita K. Ho
Anita K. Ho
Acting Chief Financial Officer
(Principal Accounting Officer)

Exhibit 32.1

STATEMENT OF CHIEF EXECUTIVE OFFICER UNDER 18 U.S.C. § 1350

I, Peter C. Chang, the chief executive officer of Alliance Fiber Optic Products, Inc. (the "Company"), certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to the best of my knowledge,

(i) the Annual Report of the Company on Form 10-K for the period ended December 31, 2010 (the "Report"), fully complies with the requirements of section 13(a) or section 15 (d) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Peter C. Chang
Peter C. Chang

March 18, 2011

Exhibit 32.2

STATEMENT OF ACTING CHIEF FINANCIAL OFFICER UNDER 18 U.S.C. § 1350

I, Anita K. Ho, the acting chief financial officer of Alliance Fiber Optic Products, Inc. (the "Company"), certify for the purposes of section 1350 of chapter 63 of title 18 of the United States Code that, to the best of my knowledge,

(i) the Annual Report of the Company on Form 10-K for the period ended December 31, 2010 (the "Report"), fully complies with the requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934, and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Anita K. Ho

Anita K. Ho

March 18, 2011